Annual Report 2003



F&M Bank Corp.

The Bank Holding Company For:

Farmers & Merchants Bank
TEB Life Insurance Company
Farmers & Merchants Financial Services



The primary mission of Farmers & Merchants Bank is to be a strong, independent community banking organization that provides a reasonable return to our shareholders, quality service to our customers and communities and a rewarding and challenging workplace for our employees.

Dear Stockholder,

In 2003 we completed the most profitable year in the history of F & M Bank Corp. Our earnings for 2003 were $4.012 million or an increase of $508,000 (14.5%) from the prior year. Core earnings from operations contributed $182,000 of the increase.

Both our Return on Average Assets and Return on Equity improved in 2003. The ROAA was 1.29% in 2003 compared to 1.21% from the prior year, while the ROE was 13.13% compared to 12.12% in 2002. Our Federal Reserve peer group had an ROAA of 1.07% and a ROE of 11.96%.

Our earnings per share were $1.66 in 2003 compared to $1.44 per share last year and we paid $.70 per share to our shareholders or 42% of earnings. This was a 6.1% increase in dividends. The 453 banks in our peer group paid 25% of their earnings to shareholders.

Our net charge offs continue to run less than half of our peer group. In 2003, Farmers & Merchants Bank had net charge offs of $219,339 or .10% of loans outstanding, while our peers charged off .26% of loans outstanding.

Our net interest margin decreased from 4.03% in 2002 to 3.82% in 2003. This is due to the lower rates received on new loans and the 3 and 5 year ARM's adjusting to current rates when they roll over. In 2004, we also have $10 million in bonds that are maturing. These bonds have an average yield of over 5% and will have to be reinvested at current rates, which will put more downward pressure on our net interest margin.

Hopefully, loan demand will be sufficient to invest these funds in loans rather than back into the bond market. Unfortunately, our deposit rates have decreased to the point that further reductions are not practical.

We purchased a new processor for our AS-400 in 2003, which reduced our processing time and added additional memory. This was done in preparation for our new On-Line Teller System called Vertex that we purchased from Jack Henry and began using in October. We also spent considerable time and effort improving the electronic communication (e-mail) between our offices.

We will be talking with vendors this spring about purchasing document imaging for our offices. When we purchase this system, all of our loan and deposit contracts will be accessible on computer and we can stop looking for areas to put filing cabinets.

We completed our conversion to BI Investments, LLC in September of 2003. All of the 27 banks that own BI Investments are supposed to be up and running by March 2004. Both Mary Ellen Harrison and Henry Hawkins are licensed with the new firm and doing well.

We have pictures in this report of two of the construction projects that were completed in 2003. The Rockingham Street Office in Elkton celebrated its 30th anniversary. We also removed the garage portion of the Woodstock office, which will create more customer parking and give us the opportunity to install the ATM inside the building in the future. I am sure most of you know that June 1st will bring a change in leadership of F & M Bank Corp and Farmers & Merchants Bank. Larry Hoover, Chairman, will retire from the Board and I will be retiring from my position as President and Chief Executive Officer, but will continue in my capacity as a member of the Board. Our new management team led by Dean Withers will go full speed ahead beginning June 1, 2004.

Thanks to all of the Directors, Officers and Employees for the great year we have had.

Julian D. Fisher
President

Five Year Summary of Selected Financial Data

(Dollars in thousands, except per share data)	2003	2002	2001	2000	1999
Income Statement Data:					
Interest and Dividend Income	$ 16,683	$ 17,846	$ 17,681	$ 15,509	$ 14,321
Interest Expense	6,010	7,390	9,494	7,411	6,475
Net Interest Income	10,673	10,456	8,187	8,098	7,846
Provision for Loan Losses	226	387	204	123	140
Net Interest Income after Provision for Loan Losses	10,447	10,069	7,983	7,975	7,706
Noninterest Income	2,308	1,380	1,158	1,038	916
Securities Gains (Losses)	179	(182)	1,252	770	1,179
Noninterest Expenses	7,256	6,448	5,728	4,653	4,313
Income before Income Taxes	5,678	4,819	4,665	5,130	5,488
Income Tax Expense	1,666	1,315	1,435	1,486	1,682
Net Income	$ 4,012	$ 3,504	$ 3,230	$ 3,644	$ 3,806
Per Share Data:					
Net Income	$ 1.66	$ 1.44	$ 1.33	$ 1.49	$ 1.55
Dividends Declared	.70	.66	.63	.59	.52
Book Value	13.35	12.19	11.74	11.18	10.30
Balance Sheet Data:					
Assets	$ 309,126	$ 303,149	272,673	$ 208,818	$ 195,338
Loans	211,231	201,980	176,625	152,035	140,318
Securities	61,230	69,602	63,987	45,323	44,422
Deposits	240,715	228,284	208,279	152,354	139,507
Shareholders' Equity	32,319	29,541	28,597	27,198	25,286
Average Shares Outstanding	2,418	2,429	2,431	2,446	2,454
Financial Ratios:					
Return on Average Assets[1]	1.29%	1.21%	1.26%	1.76%	1.96%
Return on Average Equity[1]	13.13%	12.12%	11.47%	13.88%	15.47%
Net Interest Margin	3.82%	4.03%	3.52%	4.32%	4.52%
Efficiency Ratio[2]	53.96%	51.28%	56.93%	50.93%	49.23%
Dividend Payout Ratio	42.17%	45.72%	47.45%	39.53%	33.55%
Capital and Credit Quality Ratios:					
Average Equity to Average Assets[1]	9.86%	9.98%	11.02%	12.70%	12.65%
Allowance for Loan Losses to Loans	.70%	.73%	.73%	.73%	.78%
Nonperforming Assets to Total Assets	.52%	.86%	.40%	.52%	.98%
Net Charge-offs to Total Loans	.10%	.10%	.06%	.07%	.16%

1 Ratios are primarily based on daily average balances.

2 The Efficiency Ratio equals noninterest expenses divided by the sum of tax equivalent net interest income and noninterest income. Noninterest expenses exclude intangible asset amortization. Noninterest income excludes gains (losses) on securities transactions.

Elkton Branch Expanded

In 1972 Farmers & Merchants determined that economic growth in Rockingham County presented the opportunity for substantial new banking business in the Elkton area. Our first branch office was opened at 127 Rockingham Street in May of 1973. Since that time, the branch deposits have grown to over 30 million dollars, and we outgrew the facility.

In the spring of 2003 a major addition and renovation of the building was completed with Lantz Construction Co. as the contractor and John Sease as architect. An elevator was added, and the second floor was expanded and now comprises four offices, a meeting room, employee break room, restrooms, and storage space. In the downstairs lobby, an additional office was added and partitions installed around the New Accounts area. Customer service was enhanced by adding an additional lender, Brent Meadows. Cindy Merica and Kathy Grubbs became licensed to sell fixed annuities through our affiliate, BI Investments, Inc.


FARMERS & MERCHANTS BANK
24 Hour Banking

The entry area around the front door of the building was expanded to accommodate an elevator to the second floor, which was finished into much needed usable office space.

Jeff Lam, Vice President, has been at the Elkton branch over 20 years and has served as manager there for almost 9 years. He was recently promoted to the position of Commercial Lender and Business Development Officer.

Teresa Helmick is Assistant Vice President and Branch Manager. She is a lender also, and has been at the branch for six years.





Carolyn Alexander, Loan Secretary and Brent Meadows, Loan Officer

Left: Cindy Merica, Customer Service Representative.

Right: Kathy Grubbs, Assistant Vice President and Collections Officer. Kathy's office is located on the second floor of the Elkton building.

Both ladies are licensed annuity sales representatives.





Elkton Tellers
Crystal Tharpe, Bonnie Dovel, Angela Pence, Paige Swecker, and Michelle Printz

Timberville Lobby Renovated

Lobby traffic patterns have changed over the years, and the bank has considered a new layout of the Timberville lobby for quite a while. In October, the project was finally begun to reduce total teller windows from 7 in the main lobby area to 3, and add two more offices right inside the front door. All three teller windows are now located where the Note Department was, and Darlene Sites, Brenda George, and Carolyn Dove now have offices where lobby visitors can easily reach them.

All tellers in the bank now perform their transactions online by using personal computers. This provides for instant updates of customers' accounts and keeps accurate count of the teller's total cash.



Left: View from just inside the front door, looking right. Seven teller stations along this wall have been replaced by two new offices.

Three drive-in tellers can also wait on overflow lobby traffic.

Right: View from just inside the front door, looking left. Three note teller stations have expanded to three full service tellers. All tellers now have personal computers at their windows.



Online Banking

Late in 2002 our bank launched it's newest branch in cyberspace: www.farmersandmerchants.biz.

The website is averaging over 8,000 visitors each month. With complete account information available 24 hours every day, it has become very popular.

The home page of Farmers & Merchants website provides links to information about all the bank's services. Interest rates for deposit accounts are updated weekly and shown on the "Rates" page. Each branch has it's own page, with a photo of the building, the address, and hours of operation.



Farmers & Merchants Bank
Stability,
Growth &
Roots in the
Community.
DELL



Farmers & Merchants Bank
Hello F & M NETTELLER DEMO!
Account
Ledger Balance
Status
Activities

NetTeller is our online banking service. Over 1600 customers have enrolled to use this convenient new method for obtaining complete information about all their bank accounts and performing many transactions. Electronic bill payment is another popular option. This screen is a sample of what a customer first sees when they use their secure password to log in to access their accounts.

DIRECTORS

THOMAS L. CLINE
President, Truck & Equipment Corp.
President, Mac Lease, Inc.
Secretary/Treasurer, Transport Repairs, Inc.

JOHN N. CRIST
Partner, Hoover, Penrod, Davenport & Crist, Attorneys

JULIAN D. FISHER
Vice Chairman and President,
Farmers & Merchants Bank and
F & M Bank Corp.

ELLEN R. FITZWATER
Partner, Financial Manager, Fitzwater Trucking, L.L.C.
Partner, Financial Manager, F & R Leasing, L.L.C.
Partner, Financial Manager, Blue Ridge Transportation
Service, L.L.C.

ROBERT L. HALTERMAN
President, Virginia Classic Mustang, Inc.
Partner, H & H Properties

DANIEL J. HARSHMAN
Manager, Town of Edinburg

LAWRENCE H. HOOVER, JR.
Of Counsel, Hoover, Penrod, Davenport & Crist, Attorneys
Chairman of the Board, F & M Bank Corp. and
Farmers & Merchants Bank

RICHARD S. MYERS
President, Dick Myers Chevrolet-Pontiac

MICHAEL W. PUGH
President, Old Dominion Realty, Inc.
President, Colonial Appraisal Service, Inc.

RONALD E. WAMPLER
Farmer
Partner, Dove Farms, Inc., Dove Ohio Farms, L.L.C.
and WWTD Ohio Farms, L.L.C.

OFFICERS

LAWRENCE H. HOOVER, JR.
Chairman of the Board

JULIAN D. FISHER
Vice Chairman of the Board, President and
Chief Executive Officer

LARRY A. CAPLINGER
Secretary of the Board and Sr. Vice President

DEAN W. WITHERS
Executive Vice President and
Chief Operations Officer

NEIL W. HAYSLETT
Sr. Vice President and Chief Financial Officer

ELLEN C. BRANNER
Sr. Vice President/Human Resources

CURTIS M. AREY
SYLVIA T. BOWMAN
CAROLYN J. DOVE
SALLY H. ERICKSON
RALPH C. FOLTZ, JR.
HENRY E. HAWKINS
GARY L. KNOTT
JEFFREY L. LAM
SUSAN K. OLSON
MARY SUE PROPHET
KITTY H. PURCELL
STEPHANIE SHILLINGBURG
Vice Presidents

MARY SUE FAHRNEY
KATHY L. GRUBBS
TERESA D. HELMICK
CATHY M. LINDAMOOD
CAROLYN C. MATHIAS
JUDITH A. MATHIAS
SHEILA F. OWEN
JACQUELINE M. SHIFFLETT
DARLENE K. SITES
DEBORAH D. VANCE
Assistant Vice Presidents

FORM 10-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

[X] **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For fiscal year ended December 31, 2003 Commission file number: 0-13273

[ ] **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

F & M Bank Corp.

(Exact name of registrant as specified in its charter)

Virginia	**54-1280811**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

P. O. Box 1111, Timberville, Virginia 22853
(Address of principal executive offices) (Zip Code)

(540) 896-8941
(Registrant's telephone number including area code)

Securities registered pursuant to Section 12(b) of the Act: **None**

Securities registered pursuant to Section 12(g) of the Act:
Common Stock - $5 Par value per share

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes X No ______

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Act). Yes ___ No X

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K.

The registrant's Common Stock is traded Over-the-Counter under the symbol FMBM. The aggregate market value of the 2,144,857 shares of Common Stock of the registrant issued and outstanding held by non-affiliates on June 30, 2003 was approximately $41,610,226 based on the closing sales price of $19.40 per share on that date. For purposes of this calculation, the term "affiliate" refers to all directors and executive officers of the registrant.

As of the close of business on March 1, 2004, there were 2,418,678 shares of the registrant's Common Stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE:

Proxy Statement for the Annual Meeting of Shareholders to be held on May 8, 2004 (the "Proxy Statement").

F & M Bank Corp.

Index

Forward-Looking Statements

F & M Bank Corp. makes forward-looking statements in the Management's Discussion and Analysis of Financial Condition and Results of Operations and in other portions of this Annual Report on Form 10-K that are subject to risks and uncertainties. These forward-looking statements include: estimates of risks and of future costs and benefits; assessments of probable loan losses and statements of goals and expectations. These forward-looking statements are subject to significant uncertainties because they are based upon management's estimates and projections of future interest rates and other economic conditions; future laws and regulations; and a variety of other matters. As a result of these uncertainties, actual results may be materially different from the results indicated by these forward-looking statements. In addition, the Company's past results of operations do not necessarily indicate its future results.

F & M Bank Corp.

Form 10-K Cross Reference Sheet Material Incorporated by Reference

The following table shows the location in this Annual Report on Form 10-K or in the Proxy Statement of the information, which requires disclosure in SEC Form 10-K. As indicated below, information has been incorporated by reference in the Report from the Proxy Statement. Other portions of the Proxy Statement are not included in this Report. This Report is not part of the Proxy Statement. Page references are in this report unless indicated otherwise.

F & M Bank Corp.

F & M Bank Corp. is the holding company for Farmers & Merchants Bank, the oldest banking business native to Rockingham County, Virginia. Operating as an independent community bank, Farmers & Merchants Bank was originally organized as Farmers & Merchants Bank of Timberville in 1908. The bank provides a wide range of financial services to individuals and businesses through eight offices located in Rockingham and Shenandoah Counties.

Report Format

The format of this report was changed in 2001 in order to increase information distributed to shareholders and to reduce expenses related to preparing and distributing annual financial information. Prior to that time, F & M Bank Corp. provided an annual report to shareholders along with the annual proxy materials, and also prepared and filed a separate Annual Report on Form 10-K under the rules of the United States Securities and Exchange Commission ("SEC"). Beginning in 2001 and for subsequent years, we are distributing the Form 10-K report to shareholders with the annual proxy materials for the annual meeting. This report includes the entire Form 10-K, other than exhibits, as filed with the SEC. Please see page 50 for information regarding how to obtain copies of exhibits and additional copies of the Form 10-K.

The SEC has not approved or disapproved this Report or passed upon its accuracy or adequacy.

Item 5

Market for Registrant's Common Equity and Related Stockholder Matters

Stock Listing

The Company's Common Stock trades under the symbol "FMBM" on the OTC Bulletin Board. The bid and asked price of the Company's stock is not published in any newspaper. Although several firms in both Harrisonburg and Richmond, Virginia occasionally take positions in the Company stock, they typically only match buyers and sellers.

Transfer Agent and Registrar

Farmers & Merchants Bank
205 South Main Street
P.O. Box 1111
Timberville, VA 22853

Recent Stock Prices and Dividends

Dividends to shareholders totaled $1,693,215 and $1,601,823 in 2003 and 2002, respectively. Regular quarterly dividends have been declared for forty consecutive quarters. Dividends per share increased 6.06% in 2003.

The ratio of dividends per share to net income per share was 42.17% in 2003, compared to 45.72% in 2002. The decision as to timing, amount and payment of dividends is at the discretion of the Company's Board of Directors. The payment of dividends depends on the earnings of the Company and its subsidiaries, the financial condition of the Company and other factors including capital adequacy, regulatory requirements, general economic conditions and shareholder returns.

In April 2000, the Board of Directors approved a stock repurchase plan, which allows the repurchase of up to 50,000 shares of its outstanding common stock. On June 12, 2003, the Board authorized the repurchase of an additional 50,000 shares of the Company's outstanding common stock. Shares are repurchased either through broker-arranged transactions or directly from the shareholder at the discretion of management. The decision to purchase shares is based on factors including market conditions for the stock and the availability of cash. Shares repurchased through the end of 2003 total 54,484; of this amount, 13,200 shares were repurchased in 2003.

The number of common shareholders of record was approximately 1,609 as of March 1, 2004. This amount includes all shareholders, whether titled individually or held by a brokerage firm or custodian in street name.

Quarterly Stock Information

These quotes were obtained from Davenport & Company and include the terms of trades transacted through a broker. The terms of exchanges occurring between individual parties may not be known to the Company.

	2003			2002		
	Per Share Range		Per Share	Stock Price Range		Per Share
Quarter	Low	High	Dividend	Low	High	Dividend
1st	18.65	19.50	.17	18.50	22.00	.16
2nd	19.20	19.60	.17	18.00	20.25	.16
3rd	19.00	22.30	.18	15.70	19.20	.17
4th	21.25	22.90	.18	17.20	19.20	.17
Total			.70			.66

Item 6

Five Year Summary of Selected Financial Data

(Dollars in thousands, except per share data)	2003	2002	2001	2000	1999
Income Statement Data:					
Interest and Dividend Income	$ 16,683	$ 17,846	$ 17,681	$ 15,509	$ 14,321
Interest Expense	6,010	7,390	9,494	7,411	6,475
Net Interest Income	10,673	10,456	8,187	8,098	7,846
Provision for Loan Losses	226	387	204	123	140
Net Interest Income after Provision for Loan Losses	10,447	10,069	7,983	7,975	7,706
Noninterest Income	2,308	1,380	1,158	1,038	916
Securities Gains (Losses)	179	(182)	1,252	770	1,179
Noninterest Expenses	7,256	6,448	5,728	4,653	4,313
Income before Income Taxes	5,678	4,819	4,665	5,130	5,488
Income Tax Expense	1,666	1,315	1,435	1,486	1,682
Net Income	$ 4,012	$ 3,504	$ 3,230	$ 3,644	$ 3,806
Per Share Data:					
Net Income	$ 1.66	$ 1.44	$ 1.33	$ 1.49	$ 1.55
Dividends Declared	.70	.66	.63	.59	.52
Book Value	13.35	12.19	11.74	11.18	10.30
Balance Sheet Data:					
Assets	$ 309,126	$ 303,149	$ 272,673	$ 208,818	$ 195,338
Loans	211,231	201,980	176,625	152,035	140,318
Securities	61,230	69,602	63,987	45,323	44,422
Deposits	240,715	228,284	208,279	152,354	139,507
Long-Term Debt	24,784	32,312	20,983	16,386	18,548
Shareholders' Equity	32,319	29,541	28,597	27,198	25,286
Average Shares Outstanding	2,418	2,429	2,431	2,446	2,454
Financial Ratios:					
Return on Average Assets[1]	1.29%	1.21%	1.26%	1.76%	1.96%
Return on Average Equity[1]	13.13%	12.12%	11.47%	13.88%	15.47%
Net Interest Margin	3.82%	4.03%	3.52%	4.32%	4.52%
Efficiency Ratio[2]	53.96%	51.28%	56.93%	50.93%	49.23%
Dividend Payout Ratio	42.17%	45.72%	47.45%	39.53%	33.55%
Capital and Credit Quality Ratios:					
Average Equity to Average Assets[1]	9.86%	9.98%	11.02%	12.70%	12.65%
Allowance for Loan Losses to Loans	.70%	.73%	.73%	.73%	.78%
Nonperforming Assets to Total Assets	.52%	.86%	.40%	.52%	.98%
Net Charge-offs to Total Loans	.10%	.10%	.06%	.07%	.16%

1 Ratios are primarily based on daily average balances.

2 The Efficiency Ratio equals noninterest expenses divided by the sum of tax equivalent net interest income and noninterest income. Noninterest expenses exclude intangible asset amortization. Noninterest income excludes gains (losses) on securities transactions.

Item 7

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion provides information about the major components of the results of operations and financial condition, liquidity and capital resources of F & M Bank Corp. and its subsidiaries. This discussion and analysis should be read in conjunction with the Consolidated Financial Statements and the Notes to the Consolidated Financial Statements presented in Item 8, Financial Statements and Supplementary Information, of this Form 10-K.

Critical Accounting Policies

General

The Company's financial statements are prepared in accordance with accounting principles generally accepted in the United States ("GAAP"). The financial information contained within the statements is, to a significant extent, financial information that is based on measures of the financial effects of transactions and events that have already occurred. The Company's financial position and results of operations are affected by management's application of accounting policies, including estimates, assumptions and judgments made to arrive at the carrying value of assets and liabilities and amounts reported for revenues, expenses and related disclosures. Different assumptions in the application of these policies could result in material changes in the Company's consolidated financial position and/or results of operations.

In addition, GAAP itself may change from one previously acceptable method to another method. Although the economics of these transactions would be the same, the timing of events that would impact these transactions could change. Following is a summary of the Company's significant accounting policies that are highly dependent on estimates, assumptions and judgments.

Allowance for Loan Losses

The allowance for loan losses is an estimate of the losses that may be sustained in the loan portfolio. The allowance is based on two basic principles of accounting: (i) Statement of Financial Accounting Standard ("SFAS") No. 5, "Accounting for Contingencies", which requires that losses be accrued when they are probable of occurring and estimable and (ii) SFAS No. 114, "Accounting by Creditors for Impairment of a Loan", which requires that losses be accrued based on the differences between the value of collateral, present value of future cash flows or values that are observable in the secondary market and the loan balance.

The Company's allowance for loan losses is the accumulation of various components that are calculated based on independent methodologies. All components of the allowance represent an estimation performed pursuant to either SFAS No. 5 or SFAS No. 114. Management's estimate of each SFAS No. 5 component is based on certain observable data that management believes are most reflective of the underlying credit losses being estimated. This evaluation includes credit quality trends; collateral values; loan volumes; geographic, borrower and industry concentrations; seasoning of the loan portfolio; the findings of internal credit quality assessments and results from external bank regulatory examinations. These factors, as well as historical losses and current economic and business conditions, are used in developing estimated loss factors used in the calculations.

Reserves for commercial loans are determined by applying estimated loss factors to the portfolio based on management's evaluation and "risk grading" of the commercial loan portfolio. Reserves are provided for noncommercial loan categories using estimated loss factors applied to the total outstanding loan balance of each loan category. Specific reserves are typically provided on all impaired commercial loans in excess of a defined threshold that are classified in the Special Mention, Substandard or Doubtful risk grades. The specific reserves are determined on a loan-by-loan basis based on management's evaluation the Company's exposure for each credit, given the current payment status of the loan and the value of any underlying collateral.

Allowance for Loan Losses (Continued)

While management uses the best information available to establish the allowance for loan and lease losses, future adjustments to the allowance may be necessary if economic conditions differ substantially from the assumptions used in making the valuations or, if required by regulators, based upon information available to them at the time of their examinations. Such adjustments to original estimates, as necessary, are made in the period in which these factors and other relevant considerations indicate that loss levels may vary from previous estimates.

Goodwill and Intangibles

In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard (SFAS) No. 141, *Business Combinations* and SFAS No. 142, *Goodwill and Other Intangible Assets.* SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Additionally, it further clarifies the criteria for the initial recognition and measurement of intangible assets separate from goodwill. SFAS No. 142 was effective for fiscal years beginning after December 15, 2001 and prescribes the accounting for goodwill and intangible assets subsequent to initial recognition. The provisions of SFAS No. 142 discontinue the amortization of goodwill and intangible assets with indefinite lives. Instead, these assets are subject to an annual impairment review and more frequently if certain impairment indicators are in evidence. SFAS No. 142 also requires that reporting units be identified for the purpose of assessing potential future impairments of goodwill.

The Company adopted SFAS No. 142 on January 1, 2002. Goodwill totaled $2,639,000 at January 1, 2002. The goodwill is not amortized but is tested for impairment at least annually. Based on this testing, there were no impairment charges for 2003 or 2002. Application of the non-amortization provisions of the Statement resulted in additional net income of $190,000 for the year ended December 31, 2003 and 2002.

Core deposit intangibles are amortized on a straight-line basis over a ten year life. Core deposits, net of amortization, amounted to $1,978,000 and $2,254,000 at December 31, 2003 and 2002, respectively. The Company adopted SFAS 147 on January 1, 2002 and determined that the core deposit intangible will continue to be amortized over its estimated useful life.

Securities Impairment

The Company evaluates each of its investments in securities, debt and equity, under guidelines contained in SFAS 115, *Accounting for Certain Investments in Debt and Equity Securities.* These guidelines require the Company to determine whether a decline in value below original cost is other than temporary. In making its determination, management considers current market conditions, historical trends in the individual securities, and historical trends in the overall markets. Expectations are developed regarding potential returns from dividend reinvestment and price appreciation over a reasonable holding period (five years) and current carrying values are compared to these expected values. Declines determined to be other than temporary are charged to operations and included in the gain (loss) on security sales. Such charges were zero for 2003 and $503,000 for 2002.

Overview

The Company's net income for 2003 totaled $4,012,000 or $1.66 per share, up 15.3% or from $3,504,000 or $1.44 a share in 2002. Return on average equity increased in 2003 to 13.13% from 12.12% in 2002, while the return on average assets increased from 1.21% to 1.29%. The Company's operating earnings, which are net earnings excluding gains (losses) on the sale of investments, redemption of insurance contracts, and the non-cash amortization of acquisition intangibles, were $3,973,000 in 2003 versus $3,785,000 in 2002, an increase of 4.97%. Core profitability improved as net interest income increased by 2.08% and non-interest income, exclusive of securities transactions, was up 72.72%.

See page 6 for a five-year summary of selected financial data.

Changes in Net Income per Common Share

	2003 to 2002	2002 to 2001
Prior Year Net Income Per Share	$ 1.44	$ 1.33
Change from differences in:		
Net interest income	.09	.93
Provision for credit losses	.07	(.08)
Noninterest income, excluding securities gains	.41	.09
Securities gains	.15	(.59)
Noninterest expenses, excluding intangibles amortization	(.36)	(.31)
Amortization of intangibles	.00	.01
Income taxes	(.15)	.05
Other	.01	.01
Total Change	.22	.11
Net Income Per Share	$ 1.66	$ 1.44

Net Interest Income

The largest source of operating revenue for the Company is net interest income, which is calculated as the difference between the interest earned on earning assets and the interest expense paid on interest bearing liabilities. The net interest margin is the net interest income expressed as a percentage of interest earning assets. Changes in the volume and mix of interest earning assets and interest bearing liabilities, along with their yields and rates, have a significant impact on the level of net interest income.

Net interest income for 2003 was $10,673,000 representing an increase of $217,000 or 2.08% from 2002. A 27.71% increase in 2002 versus 2001 resulted in total net interest income of $10,456,000. In this discussion and in the tabular analysis of net interest income performance, entitled "Consolidated Average Balances, Yields and Rates," (found on page 10), the interest earned on tax exempt loans and investment securities has been adjusted to reflect the amount that would have been earned had these investments been subject to normal income taxation. This is referred to as tax equivalent net interest income.

The analysis on the next page reveals a significantly increasing net interest margin in 2002 followed by a decline of the margin in 2003. The Federal Reserve has continued its accommodative monetary stance throughout 2003. Factors contributing to the declining margin in 2003 included a slow down in the rate of growth in the loan portfolio, lower rates received on adjustable rate mortgages that reached a rate adjustment date, securities maturing with proceeds being reinvested at lower rates and an increase in low yielding, short-term federal funds sold.

Although interest bearing liabilities continued to reprice at lower levels, the rate of decline moderated during 2003, with the cost of funds dropping .76% compared to a decline in the rate received on earning assets of .87%. Also contributing to the decrease in the net interest margin is a shift in balance sheet leverage as the percentage of longer-term, higher yielding assets (loans and securities) declined in 2003 to 91.41% of total earning assets as compared to 93.52% in 2002.

During 2002 the net interest margin increased as large amounts of time deposits matured and repriced at much lower market rates. Also, management was able to react to the changing market conditions and rapidly reduced rates paid on non-maturing deposits (checking and savings). Loans also grew rapidly during the first half of 2002, resulting in a reduction in lower yielding short-term investments. Longer-term, higher yielding assets (loans and securities) increased from 87.64% in 2001 to 93.52% of earning assets in 2002. In 2001, the margin suffered as rate sensitive assets (adjustable rate loans and fed funds) repriced more quickly than rate sensitive liabilities. Although assets have continued to reprice at somewhat lower levels (down .72%), repricing opportunities on deposits was much greater, resulting in a decline in the cost of funds of 1.32%.

Consolidated Average Balances, Yields and Rates[1]

	2003			2002			2001		
	Average Balance	Interest	Yield/ Rate	Average Balance	Interest	Yield/ Rate	Average Balance	Interest	Yield/ Rate
ASSETS									
Loans:[2]									
Commercial	$ 48,848	$ 3,020	6.18%	$ 46,917	$ 3,201	6.82%	$ 40,093	$ 3,297	8.22%
Real estate	129,083	8,943	6.93	121,999	9,248	7.58	101,858	8,486	8.33
Installment	24,663	2,218	8.99	27,114	2,465	9.09	24,487	2,426	10.09
Total Loans	202,594	14,181	7.00	196,030	14,914	7.61	166,438	14,209	8.54
Investment securities:[3]									
Fully taxable	47,908	1,765	3.68	43,347	2,083	4.84	31,264	1,910	6.11
Partially taxable	9,194	567	6.17	10,260	610	5.95	10,415	581	5.58
Tax exempt	160	7	4.38						
Total Investment Securities	57,262	2,339	4.08	53,607	2,693	5.02	41,679	2,491	5.98
Interest bearing deposits in banks	8,378	178	2.12	10,319	438	4.24	9,140	405	4.43
Federal funds sold	16,043	169	1.05	6,992	109	1.56	20,212	759	3.75
Total Earning Assets	284,277	16,867	5.93	266,948	18,154	6.80	237,469	17,864	7.52
Allowance for loan losses	(1,511)			(1,400)			(1,229)		
Nonearning assets	27,055			24,147			19,427		
Total Assets	$ 309,821			$ 289,695			$ 255,667		
LIABILITIES AND STOCKHOLDERS' EQUITY									
Deposits:									
Demand – Interest bearing	$ 35,611	$ 214	.60	$ 32,094	$ 307	.96	$ 27,299	$ 436	1.60
Savings	44,547	488	1.10	39,624	710	1.79	32,063	873	2.72
Time deposits	125,430	4,018	3.20	116,699	4,898	4.20	113,035	6,385	5.65
Total Deposits	205,588	4,720	2.30	188,417	5,915	3.14	172,397	7,694	4.46
Short-term debt	7,179	44	.61	8,497	104	1.22	9,127	312	3.42
Long-term debt	28,645	1,246	4.35	30,645	1,372	4.48	20,632	1,488	7.21
Total Interest Bearing Liabilities	241,412	6,010	2.49	227,559	7,391	3.25	202,156	9,494	4.69
Noninterest bearing deposits	31,442			28,300			22,567		
Other liabilities	6,408			4,932			2,779		
Total Liabilities	279,262			260,791			227,502		
Stockholders' equity	30,559			28,904			28,165		
Total Liabilities and Stockholders' Equity	$ 309,821			$ 289,695			$ 255,667		
Net Interest Earnings		$ 10,857			$ 10,763			$ 8,370	
Net Yield on Interest Earning Assets (NIM)			3.82%			4.03%			3.52%

1 Income and yields are presented on a tax-equivalent basis using the applicable federal income tax rate.
2 Interest income on loans includes loan fees.
3 Average balance information is reflective of historical cost and has not been adjusted for changes in market value.

The following table illustrates the effect of changes in volumes and rates.

	2003 Compared to 2002 Increase (Decrease)			2002 Compared to 2001 Increase (Decrease)		
	Due to Change in Average: Volume	Rate	Increase or (Decrease)	Due to Change in Average: Volume	Rate	Increase or (Decrease)
Interest income:						
Loans	$ 499	$ (1,232)	$ (733)	$ 2,527	$ (1,822)	$ 705
Investment securities:						
Taxable	221	(539)	(318)	738	(565)	173
Partially taxable	(63)	20	(43)	(9)	38	29
Tax exempt	7		7			
Interest bearing deposits in banks	(82)	(178)	(260)	52	(19)	33
Federal funds sold	141	(81)	60	(496)	(154)	(650)
Total Interest Income	723	(2,010)	(1,287)	2,812	(2,522)	290
Interest expense:						
Deposits:						
Demand	34	(127)	(93)	77	(206)	(129)
Savings	88	(310)	(222)	206	(369)	(163)
Time deposits	367	(1,247)	(880)	207	(1,694)	(1,487)
Short-term debt	(16)	(44)	(60)	(22)	(186)	(208)
Long-term debt	(90)	(36)	(126)	722	(838)	(116)
Total Interest Expense	383	(1,764)	(1,381)	1,190	(3,293)	(2,103)
Net Interest Income	$ 340	$ (246)	$ 94	$ 1,622	$ 771	$ 2,393

Note: Volume changes have been determined by multiplying the prior years' average rate by the change in average balances outstanding. The rate change is the difference between the total change and the volume change.

Interest Income

Tax equivalent interest income decreased 7.09% or $1,287,000 in 2003, after increasing 1.62% or $290,000 in 2002. Although 2003 earning assets increased $17,329,000, the distribution of the increase and overall decline in portfolio rates resulted in the decline in interest income. Approximately half of the increase in earning assets for the year was in federal funds sold, which only yielded 1.05% for the year. Overall, the yield on earning assets declined .87%, from 6.80% to 5.83%. The combined two year decrease in yields on earning assets now totals 1.59%.

Loan growth slowed during 2003, with average outstandings increasing only $6,564,000 to $202,594,000. Factors contributing to the slowdown of loan growth include an increase in long term mortgage loans going to the secondary market due to rates at historically low levels and a greater competition for loans, at much lower rates, as most banks within the region remained highly liquid throughout much of 2003. During 2002, average loans outstanding had increased $29,592,000 to $196,030,000 as all three major loan categories showed increases with the greatest percentage increase shown in real estate loans which increased 19.77%.

Average total securities, yielding 4.08%, increased $3,655,000 during 2003. Funding for this increase came from deposit growth and conversion of short-term investments (interest bearing deposits in other banks). With rates at historically low levels, the Bank continued to look for favorable yields on investment securities primarily in the eighteen to thirty month maturity range.

Interest Expense

Interest expense decreased $1,381,000 or 18.68% during 2003, which followed a 22.15% decrease ($2,103,000) in 2002. The average cost of funds of 2.49% declined .76% compared to 2002. Average interest bearing liabilities increased $17,171,000 and $16,020,000 in 2003 and 2002, respectively. This increase may be reflective of customers seeking safety during stock market volatility and economic uncertainty. The Bank also enjoyed growth as a result of continued consolidation among larger banks within its markets. Expense of time deposits decreased $880,000 or 17.97% in 2003 due to market conditions. This followed a decline of 23.29% or $1,487,000 in 2002. These decreases resulted as customer accounts renewed at rates that were often 3.00% to 3.50% lower than rates paid as recently as early 2001. Expense of long-term debt decreased $126,000 and $116,000, respectively in 2003 and 2002. The 2003 decline was a function of lower levels of debt as the rate declined only 13 basis points. The 2002 decline was due to early prepayment penalties recognized in 2001 that were not repeated in 2002. The Company did not obtain any additional long-term debt during 2003.

Noninterest Income

As a result of the current low interest rate environment placing downward pressure on the net interest margin, noninterest income has become an increasingly important factor in maintaining and growing profitability. Management is conscious of the need to constantly review fee income and develop additional sources of complementary revenue. The Bank continues to enjoy increased revenue from its subsidiary Farmers & Merchants Financial Services (FMFS). Gross revenue for FMFS increased $137,000 in 2003. This increase was a combination of greater levels of commissions from its partnerships in Bankers Title Shenandoah, LLC, Bankers Insurance, LLC and from sales of investment products through UVEST Financial Services and BI Investments, LLC.

Exclusive of securities gains and losses, overall noninterest income increased 67.30% in 2003 and 19.21% in 2002. Investments in bank owned life insurance (BOLI) on officers of the Company resulted in tax-free income of $238,000 in 2003, an increase of $107,000 over 2002. During 2003, the Bank invested an additional $2,291,000 in BOLI, through a combination of cash purchases and a tax-free exchange of existing split-dollar life insurance policies. The conversion of the split-dollar policies resulted in non-recurring gains of $164,000 which is included in other operating income.

In an effort to generate more fee income, the Bank opened a mortgage and investments office in Harrisonburg, Virginia during December 2002. The office employs three people, all of whom have previous experience in mortgage lending or investments at other institutions in the Harrisonburg area. Mortgage origination fees totaled $209,000, an increase of $184,000 over 2002. Income from investment sales totaled $51,000 and is included in gross revenue of FMFS as discussed above. In April 2003, the Bank began offering an overdraft privilege program called "Bounce Protection." Total overdraft revenue, net of refunds and demand deposit account chargeoffs, increased $222,000 for the year.

Securities transactions in 2003 resulted in gains of $179,000 after recognizing a $100,000 write down on the Company's investment in BI Investments, LLC. Although this investment is a minority interest, accounted for at cost, management determined that the losses generated during 2003 were unlikely to be recouped in the near future and recognized an impairment in the investment under SFAS 115.

In 2002, the Company suffered its first year of net securities losses since 1991. Losses in 2002 totaled $182,430, and were the result of the Company recognizing an impairment of several of its equity holdings. Based on current market conditions, historical trends of the individual securities and trends during previous increasing and declining markets, management determined that several holdings met the definition of impairment. The impairments were based on management's expectations of potential total returns from dividend reinvestment and price appreciation over a reasonable holding period (five years). This analysis resulted in a total write down of $503,000 affecting five equities held by the Company. The Company reevaluated these investments during 2003 and determined that there was no additional impairment.

Noninterest Expense

Noninterest expenses increased from $6,448,000 in 2002 to $7,255,000 in 2003. Salary and benefits increased 14.67% to $4,129,000 in 2003 and 13.67% in 2002 compared to 2001. The increase in salaries and benefits in 2003 included a full year of salaries and benefits for the Harrisonburg mortgage and investment office, increased staff in several branch offices, normal salary adjustments and increases in insurance and pension expenses.

Occupancy and equipment expense increased $127,000 (18.45%) in 2003. This includes a full year of expenses for the Harrisonburg office, additional depreciation on the remodeled Elkton Office and depreciation on upgrades to computer hardware and software.

Other operating expense increased $153,000 in 2003, following a $269,000 increase in 2002. Much of the increase was due to increases in audit and examination fees and the bank franchise tax (which is a tax based on capital of the Bank). Also increasing were data processing fees paid for computer software and licensing and maintenance of new and existing programs. Increases in data processing costs include expenses for website hosting, Bounce Protection, online teller software, and internet banking.

Although noninterest expenses have increased substantially in both 2003 and 2002, they continue to be substantially less than peer group averages. Total noninterest expense as a percentage of average assets totaled 2.34%, 2.22%, and 2.24% 2003, 2002, and 2001, respectively. Peer group averages are approximately 3.10% over the same time period.

Provision for Loan Losses

Management evaluates the loan portfolio in light of national and local economic trends, changes in the nature and value of the portfolio and industry standards. Specific factors considered by management in determining the adequacy of the level of the allowance for loan losses include internally generated loan review reports, past due reports and historical loan loss experience. This review also considers concentrations of loans in terms of geography, business type and level of risk. Management evaluates nonperforming loans relative to their collateral value and makes the appropriate adjustments to the allowance for loan losses when needed. Based on the factors outlined above, the current year provision for loan losses decreased from $387,000 in 2002 to $226,000 in 2003. Actual loan charge-offs were $219,000 in 2003 and $199,000 in 2002. Loan losses as a percentage of average loans totaled .10% in both 2003 and 2002, respectively. Losses continue at less than one-half that of the Bank's peer group average, which have ranged between .26% and .29% over the last three years.

Balance Sheet

Total assets increased 1.97% during the year to $309,126,000, an increase of $5,977,000 from $303,149,000 in 2002. Earning assets increased 1.62% or $4,555,000 to $286,499,000 at December 31, 2003. Interest bearing liabilities declined $694,000 or .29%. The Company continues to utilize its assets well with 92.23% of year-end assets consisting of earning assets.

Investment Securities

Average balances in investment securities increased 6.82% in 2003 to $57,262,000. This increase came from funds received through continued deposit growth. The Company maintains a high level of earning assets as investment securities to provide liquidity, as security for public deposits and to secure repurchase agreements. Management strives to match the types and maturities of securities owned to balance projected liquidity needs, interest rate sensitivity and to maximize earnings through a portfolio bearing low credit risk.

Analysis of Securities

The composition of securities at December 31 was:

(Dollars in thousands)	2003	2002	2001
Available for Sale:[1]			
U.S. Treasury and Agency	$ 25,443	$ 38,475	$ 29,428
Municipal	373		
Mortgage-backed[2]	8,989	5,069	7,922
Corporate bonds	10,845	11,338	10,402
Marketable equity securities	9,245	8,026	10,500
Total	54,895	62,908	58,252
Held to Maturity:			
U.S. Treasury and Agency	110	110	111
Corporate bonds	763	1,767	1,772
Total	873	1,877	1,883
Other Equity Investments	5,461	4,817	3,852
Total Securities	$ 61,229	$ 69,602	$ 63,987

1 At estimated fair value.
2 Issued by a U.S. Government Agency or secured by U.S. Government Agency collateral.

Maturities and weighted average yields of debt securities at December 31, 2003 are presented in the table below. Amounts are shown by contractual maturity; expected maturities will differ as issuers may have the right to call or prepay obligations.

	Years to Maturity							
(Dollars in thousands)	Less than one		One to Five		Over Five			
	Amount	Yield	Amount	Yield	Amount	Yield	Total	Yield
Debt Securities Available for Sale:								
U.S. Treasury, Agency	$ 7,040	4.47%	$ 18,403	2.29%	$		$ 25,443	.89%
Municipal			249	2.90	124	3.40	373	3.07
Mortgage-backed			6,060	3.57	2,929	2.67	8,989	3.28
Corporate bonds	3,054	7.13	7,278	3.77	513	7.18	10,845	4.88
Total	$10,094	5.27%	$31,990	2.88%	$ 3,566	3.34%	$ 45,650	3.44%
Debt Securities Held to Maturity:								
U.S. Treasury & Agency	$ 110	1.66%					$ 110	1.66%
Corporate bonds	763	6.15					763	6.15
Total	$ 873	5.88%	$	n/a	$	n/a	$ 873	5.88%

Analysis of Loan Portfolio

The Company's loan portfolio totaled $211,231,000 at December 31, 2003 compared with $201,980,000 at the beginning of the year. The Company's policy has been to make conservative loans that are held for future interest income. Collateral required by the Company is determined on an individual basis depending on the purpose of the loan and the financial condition of the borrower. Commercial loans, including agricultural and multi family loans, increased 17.59% during 2003 to $55,523,000. Real estate mortgages were virtually flat for the year, increasing only $224,000, while construction loans increased $3,270,000 or 27.12%. Consumer installment loans were down significantly at $19,630,000, a decrease of $3,074,000 that management believes to be attributable to aggressive auto financing packages offered by the major auto manufacturers and installment debt refinanced into mortgage loans as a result of increasing property values and historically low mortgage rates. Credit card balances were decreased $14,000 to $1,463,000 but are a minor component of the loan portfolio.

The following table presents the changes in the loan portfolio over the previous five years.

(Dollars in thousands)	December 31 2003	2002	2001	2000	1999
Real estate – mortgage	$ 118,677	$ 118,453	$ 105,305	$ 92,464	$ 84,019
Real estate – construction	15,329	12,059	5,521	4,372	5,481
Consumer installment	19,630	22,704	23,106	20,927	18,082
Commercial	45,011	35,769	28,552	25,628	22,880
Agricultural	10,512	10,966	11,835	6,656	8,392
Multi-family residential	477	484	869	703	414
Credit cards	1,463	1,477	1,348	1,249	1,016
Other	132	68	89	36	34
Total Loans	$ 211,231	$ 201,980	$ 176,625	$ 152,035	$ 140,318

The following table shows the Company's loan maturity and interest rate sensitivity as of December 31, 2003:

(Dollars in thousands)	Less Than 1 Year	1-5 Years	Over 5 Years	Total
Commercial and agricultural loans	$ 33,611	$ 20,171	$ 2,218	$ 56,000
Real Estate – mortgage	18,294	71,187	29,196	118,677
Real Estate – construction	15,329			15,329
Consumer – installment/other	2,860	17,958	407	21,225
Total	$ 70,094	$ 109,316	$ 31,821	$ 211,231
Loans with predetermined rates	$ 4,358	$ 24,029	$ 20,277	$ 48,664
Loans with variable or adjustable rates	65,736	85,287	11,544	162,567
Total	$ 70,094	$ 109,316	$ 31,821	$ 211,231

Residential real estate loans are generally made for a period not to exceed 25 years and are secured by a first deed of trust which normally does not exceed 90% of the appraised value. If the loan to value ratio exceeds 90%, the Company requires additional collateral, guarantees or mortgage insurance. On approximately 80% of the real estate loans, interest is adjustable after each three or five year period. Fixed rate loans are generally made for a fifteen-year or a twenty-year period with an interest rate adjustment after ten years.

Since 1992, fixed rate real estate loans have been funded with fixed rate borrowings from the Federal Home Loan Bank, which allows the Company to control its interest rate risk. In addition, the Company makes home equity loans secured by second deeds of trust with total indebtedness not to exceed 90% of the appraised value. Home equity loans are made for three, five or seven year periods at a fixed rate or as a revolving line of credit.

The majority of commercial loans are made to small retail, manufacturing and service businesses. Consumer loans are made for a variety of reasons, however, approximately 60% of the loans are secured by automobiles and trucks.

The Company's market area has a stable economy which tends to be less cyclical than the national economy. Major industries in the market area include agricultural production and processing, higher education, retail sales, services and light manufacturing. The agricultural production and processing industry is a major contributor to the local economy and its performance and growth tend to be cyclical in nature, however, this cyclical nature is offset by other stable industries in the trade area. In addition to direct agricultural loans, a large percentage of residential real estate loans and consumer installment loans are made to borrowers whose income is derived from the agricultural sector of the economy. A large percentage of the agricultural loans are made to poultry growers.

During recent years, real estate values in the Company's market area for commercial, agricultural and residential property increased, on the average, between 5% and 8% annually depending on the location and type of property. Approximately 80% of the Company's loans are secured by real estate, however, policies relating to appraisals and loan to value ratios are adequate to control the related risk. Unemployment rates in the Company's market area continue to be below both the national and state averages.

Nonaccrual and Past Due Loans

The following table shows loans placed in a nonaccrual status and loans contractually past due 90 days or more as to principal or interest payments.

(Dollars in thousands)	2003	2002	December 31, 2001	2000	1999
Nonaccruing loans	None	None	None	$ 664	None
Loans past due 90 days or more	$ 1,614	$ 2,594	$ 1,096	$ 421	$ 1,917
Percentage of total loans	.76%	1.28%	.62%	.71%	1.37%

Interest accruals are continued on past due, secured loans until the principal and accrued interest equal the value of the collateral and on unsecured loans until the financial condition of the borrower deteriorates to the point that any further accrued interest would be determined to be uncollectible. At December 31, 2003, 2002, and 2001, there were no restructured loans on which interest was accruing at a reduced rate or on which payments had been extended.

Potential Problem Loans

Loans classified for regulatory purposes as loss, doubtful, substandard, or special mention do not represent or result from trends or uncertainties which management reasonably expects will materially impact future operating results, liquidity or capital resources. Nor do they represent material credits about which management is aware of any information which causes it to have serious doubts as to the ability of such borrowers to comply with the loan repayment terms. As of December 31, 2003, management is not aware of any potential problem loans which are not already classified for regulatory purposes or on the watch list as part of the Bank's internal grading system.

Loan Concentrations

At December 31, 2003, no industry category exceeded ten percent of total loans.

Loan Losses and the Allowance for Loan Losses

In evaluating the portfolio, loans are segregated into loans with identified potential losses, and pools of loans by type (commercial, residential, consumer, credit cards). Loans with identified potential losses include examiner and bank classified loans. Classified relationships in excess of $100,000 are reviewed individually for impairment under FAS 114. A variety of factors are taken into account when reviewing these credits, including borrower cash flow, payment history, fair value of collateral, company management, industry and economic factors. Loan relationships that are determined to have no impairment are placed back into the appropriate loan pool and reviewed under SFAS No. 5.

Loan pools are further segmented into watch list, past due over 90 days and all other. Watch list loans include loans that are 60 days past due and may include restructured loans, borrowers that are highly leveraged, loans that have been upgraded from classified or loans that contain policy exceptions (term, collateral coverage, etc.). Loss estimates on these loans reflect the increased risk associated with these assets due to any of the above factors. The past due pools contain loans that are currently 90 days or more past due. Loss rates assigned reflect the fact that these loans bear a significant risk of charge-off. Loss rates vary by loan type to reflect the likelihood that collateral values will offset a portion of the anticipated losses.

The remainder of the portfolio falls into pools by type of homogenous loans that do not exhibit any of the above described weaknesses. Loss rates are assigned based on historical rates over the prior five years. A multiplier has been applied to these loss rates to reflect the time for loans to season within the portfolio and the inherent imprecision of these estimates.

All potential losses are evaluated within a range of low to high. An unallocated allowance has been established to reflect other unidentified losses within the portfolio. The unallocated allowance mitigates the increased risk of loss associated with fluctuations in past due trends, changes in the local and national economies, and other unusual events. The Board approves the loan loss provision for the following quarter based on this evaluation and an effort is made to keep the actual allowance at or above the midpoint of the range established by the evaluation process.

The allowance for loan losses of $1,484,000 at December 30, 2003 is equal to .70% of total loans. This compares to an allowance of $1,477,000 (.73%) at December 31, 2002. The overall level of the allowance remains well below the peer group average of 1.35%. Management feels this is appropriate based on its loan loss history and the composition of its loan portfolio; the current allowance for loan losses is equal to approximately seven years of average loan losses. Based on historical losses, delinquency rates, collateral values of delinquent loans and a thorough review of the loan portfolio, management is of the opinion that the allowance for loan losses fairly states the estimated losses in the current portfolio.

Loan losses, net of recoveries, totaled $219,000 in 2003 which is equivalent to .10% of total loans outstanding. Over the preceding five years, the Company has had an average loss rate of .10% which is approximately forty percent of the loss rate of its peer group.

A summary of the activity in the allowance for loan losses follows:

(Dollars in thousands)	2003	2002	2001	2000	1999
Balance at beginning of period	$ 1,477	$ 1,289	$ 1,108	$ 1,090	$ 1,162
Provision charged to expenses	226	387	204	123	140
Other adjustments			84		
Loan losses:					
Commercial	76	20	22	21	107
Installment	219	249	138	125	150
Real estate		31		2	2
Total loan losses	295	300	160	148	259
Recoveries:					
Commercial	11	28	3	3	5
Installment	65	73	49	39	40
Real estate			1	1	2
Total recoveries	76	101	53	43	47
Net loan losses	219	199	107	105	212
Balance at end of period	$ 1,484	$ 1,477	$ 1,289	$ 1,108	$ 1,090
Allowance for loan losses as a percentage of loans	.70%	.73%	.73%	.73%	.78%
Net loan losses to loans outstanding	.10%	.10%	.06%	.07%	.16%

The Company has allocated the allowance according to the amounts deemed to be reasonably necessary to provide for the possibility of losses occurring within each of the above categories of loans. The allocation of the allowance as shown below should not be interpreted as an indication that loan losses in future years will occur in the same proportions or that the allocation indicates future loan loss trends.

Furthermore, the portion allocated to each loan category is not the total amount available for future losses that might occur within such categories since the total allowance is a general allowance applicable to the entire portfolio.

The following table shows the allocation of the allowance by loan type and the related outstanding loan balances to total loans.

(Dollars in thousands)

	2003		2002		2001		2000		1999	
	Amount	% of Loans	Amount	% of Loans	Amount	% of Loans	Amount	% of Loans	Amount	% of Loans
Commercial	$ 475	26%	$ 443	23%	$ 451	23%	$ 332	25%	$ 327	26%
Real estate	297	64%	369	65%	323	63%	277	61%	327	60%
Installment	638	10%	591	12%	451	14%	333	14%	273	14%
Unallocated	74		74		64		166		163	
Total	$1,484	100%	$1,477	100%	$1,289	100%	$1,108	100%	$1,090	100%

Deposits and Borrowings

The Bank recognized an increase in year-end deposits in 2003 of 5.45%. The Bank experienced an increase in all account types with the exception of certificates of deposit. Rates of interest declined throughout all of 2003 and, with the exception of advertising a free checking account, the Bank did not have any special promotions to generate deposit growth. Management believes that economic uncertainty, the volatility of the stock market and continued consolidation of larger banks contributed to the growth in deposits in 2003.

The Bank has traditionally avoided brokered and large deposits believing that they were unstable and, thus not desirable. This has proven to be a good strategy as the local deposit base is very stable and small increases in rates above the competition have usually resulted in deposit gains in past years. Beginning in 2001 the Bank has, on occasion, accepted certificates of deposit from other financial institutions at below market rates of interest. Typically this has been done to meet loan demand or if liquidity was sufficient, the Bank has reinvested these deposits in certificates of deposit at other institutions which were offering above market rates. Certificates of deposit over $100,000 totaled $21,138,000 at December 31, 2003. The maturity distribution of these certificates is as follows:

(Dollars in thousands)	2003	2002
Less than 3 months	$ 3,206	$ 2,427
3 to 12 months	7,250	8,573
1 year to 5 years	10,682	7,955
Total	$ 21,138	$ 18,955

Non-deposit borrowings include repurchase agreements, federal funds purchased and long-term debt obtained through the Federal Home Loan Bank and SunTrust Bank. Repurchase agreements continue to be an important source of funding and provide commercial customers the opportunity to earn market rates of interest on funds that are secured by specific securities owned by the Bank.

Borrowings from the Federal Home Loan Bank are used to support the Bank's mortgage lending program and allow the Bank to offer longer-term mortgages. The Bank did not borrow any additional funds from the FHLB during 2003. Quarterly installment payments on FHLB debt totaled $6,194,000 for the year. These loans carry an average rate of 4.68% at December 31, 2003.

Stockholder's Equity

Total stockholders' equity increased $2,778,000 or 9.40% in 2003. Earnings retained from operations were the primary source of the increase. As of December 31, 2003, book value per share was $13.35 compared to $12.19 as of December 31, 2002. Dividends are paid to stockholders on a quarterly basis in uniform amounts unless unexpected fluctuations in net income indicate a change to this policy is needed.

Banking regulators have established a uniform system to address the adequacy of capital for financial institutions. The rules require minimum capital levels based on risk-adjusted assets. Simply stated, the riskier an entity's investments, the more capital it is required to maintain. The Bank, as well as the Company, is required to maintain these minimum capital levels. The two types of capital guidelines are Tier I capital (referred to as core capital) and Tier II capital (referred to as supplementary capital). At December 31, 2003, the Company had Tier I capital of 13.97% of risk weighted assets and combined Tier I and II capital of 14.72% of risk weighted assets. Regulatory minimums at this date were 4% and 8%, respectively. The Bank has maintained capital levels far above the minimum requirements throughout the year. In the unlikely event that such capital levels are not met, regulatory agencies are empowered to require the Company to raise additional capital and/or reallocate present capital.

Stockholder's Equity (Continued)

In addition, the regulatory agencies have issued guidelines requiring the maintenance of a capital leverage ratio. The leverage ratio is computed by dividing Tier I capital by actual total assets. The regulators have established a minimum of 3% for this ratio, but can increase the minimum requirement based upon an institution's overall financial condition. At December 31, 2003, the Company reported a leverage ratio of 9.00%. The Bank's leverage ratio was also substantially above the minimum.

Market Risk Management

Most of the Company's net income is dependent on the Bank's net interest income. As the rapid change in short-term interest rates demonstrated in 2001, net interest income is subject to interest rate risk to the extent that imbalances exist between the maturities or repricing of interest bearing liabilities and interest earning assets. In 2001 for example, interest-earning assets repriced much more quickly than interest bearing liabilities; this resulted in a decrease in the net interest margin compared to 2000. During 2002, the net interest margin increased as the interest bearing liabilities matured and repriced at significantly lower levels. During 2003 this trend again reversed, as longer term assets (principally mortgage loans and securities) matured or repriced at rates that were substantially lower, while most interest bearing liabilities had already repriced at lower rates in either 2001 or 2002. Net interest income is also affected by changes in the mix of funding that supports earning assets. For example, higher levels of non-interest bearing demand deposits and leveraging earning assets by funding with stockholder's equity would result in greater levels of net interest income than if most of the earning assets were funded with higher cost interest-bearing liabilities, such as certificates of deposit.

Liquidity as of December 31, 2003 is very strong. The Bank historically has had a stable core deposit base and, therefore, does not have to rely on volatile funding sources. Because of the stable core deposit base, changes in interest rates should not have a significant effect on liquidity. During 2003, the Bank used, maturing investments, and deposit growth to meet its liquidity needs. The Bank's membership in the Federal Home Loan Bank has historically provided liquidity as the Bank borrows money that is repaid over a five to ten year period and uses the money to make fixed rate loans. The matching of the long-term receivables and liabilities helps the Bank reduce its sensitivity to interest rate changes. The Company reviews its interest rate gap periodically and makes adjustments as needed. There are no off balance sheet items that will impair future liquidity.

The following table depicts the Company's interest rate sensitivity, as measured by the repricing of its interest sensitive assets and liabilities as of December 31, 2003. As the notes to the table indicate, the data was based in part on assumptions as to when certain assets or liabilities would mature or reprice. The analysis indicates a liability sensitive one-year cumulative GAP position of 1.61% of total earning assets. Approximately 35% of rate sensitive assets and 43% of rate sensitive liabilities are subject to repricing within one year. The one-year cumulative GAP narrowed during 2003, as the Bank held more short-term liquid assets. With rates remaining at historically low rates throughout 2003, the Investment Committee and management choose to not reinvest bond maturities, loan repayments and cash in longer-term investments. Management believes that remaining liquid and keeping investments short-term in nature will allow it to achieve greater earnings in the future when rates rise to higher levels.

The following GAP analysis shows the time frames from December 31, 2003, in which the Company's assets and liabilities are subject to repricing:

(Dollars in thousands)	1-90 Days	91-365 Days	1-5 Years	Over 5 Years	Not Classified	Total
Rate Sensitive Assets:						
Loans	$ 44,065	$ 26,029	$ 109,316	$ 31,821	$	$ 211,231
Investments securities	8,665	7,208	30,012	125	9,758	55,768
Federal Funds Sold	5,035					5,035
Interest bearing bank deposits	3,655	4,457	891			9,003
Total	61,420	37,694	140,219	31,946	9,758	281,037
Rate Sensitive Liabilities:						
Interest bearing demand deposits		11,501	21,416	4,958		37,875
Savings		9,509	28,527	9,509		47,545
Certificates of deposit $100,000 and over	3,206	7,250	10,682			21,138
Other certificates of deposit	20,343	37,114	43,576			101,033
Total Deposits	23,549	65,374	104,201	14,467		207,591
Short-term debt	6,389					6,389
Long-term debt	2,774	5,548	16,085	377		24,784
Total	32,712	70,922	120,286	14,844		238,764
Discrete Gap	28,708	(33,228)	19,933	17,102	9,758	42,273
Cumulative Gap	28,708	(4,520)	15,413	32,515	42,273	
As a % of Earning Assets	10.22%	(1.61%)	5.48%	11.56%	15.04%	

* In preparing the above table, no assumptions are made with respect to loan prepayments or deposit run off. Loan principal payments are included in the earliest period in which the loan matures or can be repriced. Principal payments on installment loans scheduled prior to maturity are included in the period of maturity or repricing. Proceeds from the redemption of investments and deposits are included in the period of maturity. Estimated maturities on deposits which have no stated maturity dates were derived from guidance contained in FDICIA 305.

Recent Accounting Pronouncements

In October 2002, FASB issued SFAS No. 147, *Acquisitions of Certain Financial Institutions*. SFAS No. 147 amends previous interpretive guidance on the application of the purchase method of accounting to acquisitions of financial institutions, and requires the application of SFAS No. 141, *Business Combinations,* and SFAS No. 142 to branch acquisitions if such transactions meet the definition of a business combination. The provisions of SFAS No. 147 do not apply to transactions between two or more mutual enterprises. In addition, SFAS No. 147 amends SFAS No. 144, *Accounting for the Impairment of Long-Lived Assets,* to include in its scope core deposit intangibles of financial institutions. Accordingly, such intangibles are subject to a recoverability test based on undiscounted cash flows, and to the impairment recognition and measurement provisions required for other long-lived assets held and used.

In November 2002, the FASB issued FASB Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others* ("FIN 45"). The Interpretation elaborates on the disclosures to be made by a guarantor in its financial statements under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The recognition requirements of the Interpretation were effective beginning January 1, 2003. The initial adoption of the Interpretation did not have an affect on the Company, and management has determined that the recognition requirements of this Interpretation have had little impact on either the Company's consolidated financial position or consolidated results of operations.

In January 2003, the FASB issued FASB Interpretation No. 46, *Consolidation of Variable Interest Entities* ("FIN 46"). This Interpretation provides guidance with respect to the identification of variable interest entities and when the assets, liabilities, noncontrolling interests, and results of operations of a variable interest entity need to be included in a company's consolidated financial statements. The Interpretation requires consolidation by business enterprises of variable interest entities in cases where (a) the equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties, which is provided through other interests that will absorb some or all of the expected losses of the entity, or (b) in cases where the equity investors lack one or more of the essential characteristics of a controlling financial interest, which include the ability to make decisions about the entity's activities through voting rights, the obligations to absorb the expected losses of the entity if they occur, or the right to receive the expected residual returns of the entity if they occur. Management has evaluated the Company's investments in variable interest entities and potential variable interest entities or transactions, particularly in limited liability partnerships involved in low-income housing development. The implementation of FIN 46 did not have a significant impact on either the Company's consolidated financial position or consolidated results of operations. Interpretive guidance relating to FIN 46 is continuing to evolve and the Company's management will continue to assess various aspects of consolidations and variable interest entity accounting as additional guidance becomes available.

In April 2003, the FASB issued SFAS No. 149, *Amendment of Statement 133 on Derivative Instruments and Hedging Activities*. The Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*. The Statement is effective for contracts entered into or modified after June 30, 2003, with certain exceptions, and for hedging relationships designated after June 30, 2003. It is not expected to have an impact on the Company's consolidated financial statements.

In May 2003, the FASB issued SFAS No. 150, *Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity*. This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of these instruments were previously classified as equity. This Statement is effective for financial instruments entered into or modified after May 31, 2003, and was effective at the beginning of the first interim period beginning after June 15, 2003. Adoption of the Statement did not result in an impact on the Company's consolidated financial statements.

In November 2003, the FASB's Emerging Issues Task Force reached a consensus on a new disclosure requirement related to unrealized losses on investment securities. The new disclosure requires a table of securities which have unrealized losses as of the reporting date. The table must distinguish between those securities which have been in a continuous unrealized loss position for twelve months or more and those securities which have been in a continuous unrealized loss position for less than twelve months. The table is to include the aggregate unrealized losses of securities whose fair values are below book values as of the reporting date, and the aggregate fair value of securities whose fair values are below book values as of the reporting date. In addition to the quantitative disclosure, FASB requires a narrative discussion that provides sufficient information to allow financial statement users to understand the quantitative disclosures and the information that was considered in determining whether impairment was not other-than-temporary. The new disclosure requirements apply to fiscal years ending after December 15, 2003. The Company has included the required disclosures in their consolidated financial statements.

Quarterly Results

The table below lists the Company's quarterly performance for the years ended December 31, 2003 and 2002:

			2003		
Dollars in thousands	Fourth	Third	Second	First	Total
Interest Income	$ 4,078	$ 4,103	$ 4,202	$ 4,300	$16,683
Interest Expense	1,361	1,455	1,564	1,630	6,010
Net Interest Income	2,717	2,648	2,638	2,670	10,673
Provision for Loan Losses	62	31	61	72	226
Net Interest Income after Provision For Loan Losses	2,655	2,617	2,577	2,598	10,447
Non-Interest Income	509	643	993	341	2,486
Non-Interest Expense	1,855	1,846	1,822	1,732	7,255
Income before taxes	1,309	1,414	1,748	1,207	5,678
Income Tax Expense	418	369	525	354	1,666
Net Income	$ 891	$ 1,045	$ 1,223	$ 853	$ 4,012
Net Income Per Share	$ .37	$ .43	$ .50	$ .36	$ 1.66

			2002		
	Fourth	Third	Second	First	Total
Interest Income	$ 4,538	$ 4,499	$ 4,490	$ 4,319	$17,846
Interest Expense	1,756	1,803	1,893	1,938	7,390
Net Interest Income	2,782	2,696	2,597	2,381	10,456
Provision for Loan Losses	106	107	107	67	387
Net Interest Income after Provision For Loan Losses	2,676	2,589	2,490	2,314	10,069
Non-Interest Income	(341)	386	755	398	1,198
Non-Interest Expense	1,729	1,564	1,573	1,582	6,448
Income Before Taxes	606	1,411	1,672	1,130	4,819
Income Tax Expense	60	403	511	341	1,315
Net Income	$ 546	$ 1,008	$ 1,161	$ 789	$ 3,504
Net Income Per Share	$ .22	$ .42	$ .48	$ .32	$ 1.44

The fourth quarter results in 2003 include a $100,000 pre-tax charge on the Company's investment in BI Investments, LLC, while the fourth quarter results in 2002 include a $503,000 pre-tax loss on securities that management determined were impaired.

F & M Bank Corp. and Subsidiaries

Consolidated Balance Sheets

ASSETS	December 31, 2003	2002
Cash and due from banks (notes 3 and 13)	$ 5,665,110	$ 6,017,446
Interest bearing deposits (note 13)	9,002,742	5,886,439
Federal funds sold	5,035,000	4,476,000
Securities -		
Held to maturity - fair value of $897,865 in 2003 and $1,905,012 in 2002 (note 4)	872,978	1,877,258
Available for sale (note 4)	54,895,520	62,908,016
Other investments (note 4)	5,461,316	4,816,386
Loans (notes 5, 10 and 13)	211,231,092	201,979,842
Less allowance for loan losses (note 6)	(1,483,667)	(1,477,007)
Net Loans	209,747,425	200,502,835
Bank premises and equipment, net (note 7)	5,001,293	4,485,813
Other real estate		719,268
Interest receivable	1,496,232	1,655,122
Core deposit intangible (note 20)	1,977,583	2,253,525
Goodwill (note 20)	2,638,677	2,638,677
Bank owned life insurance (note 21)	4,831,667	2,302,655
Other assets	2,500,917	2,609,469
Total Assets	309,126,460	$ 303,148,909
LIABILITIES		
Deposits:		
Noninterest bearing	33,123,978	$ 29,445,922
Interest bearing:		
Demand	24,788,355	22,464,540
Money market accounts	13,086,303	11,669,676
Savings	47,545,499	41,661,219
Time deposits over $100,000 (note 8)	21,138,463	18,955,379
All other time deposits (note 8)	101,032,742	104,087,160
Total Deposits	240,715,340	228,283,896
Short-term debt (note 9)	6,388,958	8,308,382
Accrued liabilities	4,918,788	4,703,427
Long-term debt (note 10)	24,784,207	32,312,024
Total Liabilities	276,807,293	273,607,729
STOCKHOLDERS' EQUITY (NOTE 19)		
Common stock $5 par value, 3,000,000 shares authorized, 2,420,478 and 2,423,678 shares issued and outstanding, for 2003 and 2002, respectively	12,102,390	12,118,390
Capital surplus	286,330	302,795
Retained earnings (note 16)	19,709,562	17,390,478
Accumulated other comprehensive income (loss)	220,885	(270,483)
Total Stockholders' Equity	32,319,167	29,541,180
Total Liabilities and Stockholders' Equity	309,126,460	$ 303,148,909

The accompanying notes are an integral part of this statement.

Consolidated Statements of Income

	Years Ended December 31, 2003	2002	2001
INTEREST AND DIVIDEND INCOME:			
Interest and fees on loans	14,121,937	$14,846,527	$14,162,330
Interest on deposits and federal funds sold	346,951	438,330	1,163,750
Interest on debt securities	1,715,328	2,004,119	1,837,897
Dividends on equity securities	498,546	557,470	517,435
Total Interest and Dividend Income	16,682,762	17,846,446	17,681,412
INTEREST EXPENSE:			
Interest on demand deposits	213,803	306,730	435,919
Interest on savings deposits	488,347	710,489	873,462
Interest on time deposits over $100,000	757,204	657,069	723,697
Interest on all other time deposits	3,260,349	4,240,390	5,661,394
Total interest on deposits	4,719,703	5,914,678	7,694,472
Interest on short-term debt	44,377	103,951	311,240
Interest on long-term debt	1,245,531	1,371,774	1,488,569
Total Interest Expense	6,009,611	7,390,403	9,494,281
NET INTEREST INCOME	10,673,151	10,456,043	8,187,131
PROVISION FOR LOAN LOSSES (note 6)	226,000	387,000	204,000
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	10,447,151	10,069,043	7,983,131
NONINTEREST INCOME:			
Service charges on deposit accounts	904,946	716,590	674,366
Insurance and other commissions	280,156	209,579	141,116
Other operating income	884,806	323,056	341,969
Income on bank owned life insurance	238,369	130,531	
Gain (loss) on security transactions (note 4)	178,618	(182,430)	1,252,500
Total Noninterest Income	2,486,895	1,197,326	2,409,951
NONINTEREST EXPENSES:			
Salaries	3,075,762	2,853,483	2,473,605
Employee benefits (note 12)	1,053,032	747,074	693,933
Occupancy expense	406,816	337,038	324,092
Equipment expense	407,636	350,701	317,597
Amortization of intangibles (notes 2 and 20)	275,942	275,942	304,008
Other operating expenses	2,036,235	1,883,657	1,614,519
Total Noninterest Expenses	7,255,423	6,447,895	5,727,754
Income before Income Taxes	5,678,623	4,818,474	4,665,328
INCOME TAX EXPENSE (note 11)	1,666,324	1,314,579	1,434,798
NET INCOME	$ 4,012,299	$ 3,503,895	$ 3,230,530
PER SHARE DATA			
NET INCOME	$ 1.66	$ 1.44	$ 1.33
CASH DIVIDENDS	.70	$ .66	$ .63
AVERAGE COMMON SHARES OUTSTANDING	2,417,807	2,428,722	2,430,993

The accompanying notes are an integral part of this statement.

Consolidated Statements of Changes in Stockholders' Equity

	Common Stock	Capital Surplus	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
BALANCE - December 31, 2000	12,166,865	479,468	13,790,628	761,269	27,198,230
Comprehensive Income:					
Net income			3,230,530		3,230,530
Net change in other comprehensive income(note 2)				(370,306)	(370,306)
Comprehensive Income					2,860,224
Dividends on common stock			(1,532,752)		(1,532,752)
Stock sold to ESOP (9,000 shares)	45,000	110,250			155,250
Stock repurchased (3,810 shares)	(19,050)	(64,703)			(83,753)
BALANCE - December 31, 2001	12,192,815	525,015	15,488,406	390,963	28,597,199
Comprehensive Income:					
Net income			3,503,895		3,503,895
Net change in other comprehensive income (note 2)				(661,446)	(661,446)
Comprehensive Income					2,842,449
Dividends on common stock			(1,601,823)		(1,601,823)
Stock repurchased (14,885 shares)	(74,425)	(222,220)			(296,645)
BALANCE - December 31, 2002	$ 12,118,390	$ 302,795	$ 17,390,478	$ (270,483)	$ 29,541,180
Comprehensive Income:					
Net income			4,012,299		4,012,299
Net change in other comprehensive income (note 2)				491,368	491,368
Comprehensive Income					4,503,667
Tax benefit of ESOP dividends		23,969			23,969
Dividends on common stock			(1,693,215)		(1,693,215)
Stock sold to ESOP (10,000 shares)	50,000	158,000			208,000
Stock repurchased (13,200 shares)	(66,000)	(198,434)			(264,434)
BALANCE - December 31, 2003	$ 12,102,390	$ 286,330	$ 19,709,562	$ 220,885	$ 32,319,167

The accompanying notes are an integral part of this statement.

Consolidated Statements of Cash Flows

	Years Ended December 31, 2003	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 4,012,299	$ 3,503,895	$ 3,230,530
Adjustments to reconcile net income to net cash provided by operating activities:			
(Gain) loss on sale of securities	(178,618)	182,430	(1,252,500)
Depreciation	429,717	347,867	308,152
Amortization of security premiums	312,301	125,412	40,266
Provision for loan losses	226,000	387,000	204,000
Provision for deferred taxes	210,305	(240,106)	(43,982)
(Increase) decrease in interest receivable	158,890	(113,581)	(60,509)
(Increase) decrease in other assets	(610,505)	(178,301)	51,166
Increase in accrued expenses	69,197	757,679	84,173
Amortization of limited partnership investments	262,227	255,850	218,804
Amortization of intangibles	275,942	275,942	304,008
Income from life insurance investment	(238,369)	(130,531)	
(Gain) loss on sale of other real estate	(94,754)	22,161	(21,484)
Net Cash Provided by Operating Activities	4,834,632	5,195,717	3,062,624
CASH FLOWS FROM INVESTING ACTIVITIES:			
(Increase) decrease in interest bearing bank deposits	(3,116,303)	8,312,403	(13,886,318)
Net (increase) decrease in federal funds sold	(559,000)	(4,476,000)	909,000
Proceeds from maturities of securities held to maturity	1,000,000		20,100,747
Proceeds from maturities of securities available for sale	54,755,131	25,794,446	40,828,490
Proceeds from sales of securities available for sale	2,480,338	5,062,045	3,051,910
Purchases of securities held to maturity			(19,990,333)
Purchases of securities available for sale	(49,557,386)	(37,983,540)	(62,216,028)
Net increase in loans	(9,470,590)	(25,748,188)	(24,955,943)
Purchase of life insurance	(1,870,528)	(2,172,124)	
Purchase of property and equipment	(729,048)	(330,302)	(1,072,265)
Purchase of other real estate		(243,204)	
Construction in progress payments		(91,850)	
Purchase of intangible assets			(5,472,152)
Sale of other real estate	597,873	263,970	138,774
Net Cash Used in Investing Activities	(6,469,513)	(31,612,344)	(62,564,118)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Net change in demand and savings deposits	13,315,434	14,978,546	24,893,136
Net increase (decrease) in time deposits	(871,334)	5,026,575	31,031,240
Net change in short-term debt	(1,932,080)	(2,387,313)	1,997,660
Dividends paid in cash	(1,645,224)	(1,580,138)	(1,532,752)
Proceeds from long-term debt		18,000,000	13,000,000
Payments to repurchase common stock	(264,434)	(296,645)	(83,753)
Proceeds from issuance of common stock	208,000		155,250
Repayments of long-term debt	(7,527,817)	(6,670,674)	(8,403,140)
Net Cash Provided by Financing Activities	1,282,545	27,070,351	61,057,641
Net Increase (Decrease) in Cash and Cash Equivalents	(352,336)	653,724	1,556,147
Cash and Cash Equivalents, Beginning of Year	6,017,446	5,363,722	3,807,575
Cash and Cash Equivalents, End of Year	5,665,110	$ 6,017,446	$ 5,363,722
Supplemental Disclosure:			
Cash paid for:			
Interest expense	$ 6,148,756	$ 7,538,614	$ 9,458,909
Income taxes	750,000	1,100,000	1,050,000

The accompanying notes are an integral part of this statement

NOTE 1 NATURE OF OPERATIONS:

F & M Bank Corp. ("Company"), through its subsidiary Farmers & Merchants Bank ("Bank"), operates under a charter issued by the Commonwealth of Virginia and provides commercial banking services. As a state chartered bank, the Bank is subject to regulation by the Virginia Bureau of Financial Institutions and the Federal Reserve Bank. The Bank provides services to customers located mainly in Rockingham and Shenandoah counties in Virginia, and the adjacent counties of Page, and Augusta. Services are provided at eight branch offices. In addition, the Company offers insurance and financial services through its subsidiaries, TEB Life Insurance, Inc. and Farmers & Merchants Financial Services, Inc.

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The accounting and reporting policies of the Company and its subsidiaries conform to generally accepted accounting principles and to accepted practice within the banking industry.

The following is a summary of the more significant policies:

Principles of Consolidation

The consolidated financial statements include the accounts of the Farmers and Merchants Bank, the TEB Life Insurance Company and Farmers & Merchants Financial Services, Inc. Significant intercompany accounts and transactions have been eliminated.

Use of Estimates in the Preparation of Financial Statements

In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts in those statements; actual results could differ significantly from those estimates. Material estimates that are particularly susceptible to significant changes in the near term are the determination of the allowance for loan losses, which is sensitive to changes in local and national economic conditions, and the other than temporary impairment of investments in the investment portfolio.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and deposits at other financial institutions whose initial maturity is ninety days or less.

Investment Securities

Management reviews the securities portfolio and classifies all securities as either held to maturity or available for sale at the date of acquisition. Securities that the Company has both the positive intent and ability to hold to maturity (at time of purchase) are classified as held to maturity securities. All other securities are classified as available for sale. Securities held to maturity are carried at historical cost and adjusted for amortization of premiums and accretion of discounts, using the effective interest method. Securities available for sale are carried at fair value with any valuation adjustments reported, net of deferred taxes, as a part of other accumulated comprehensive income. Also included in securities available for sale are marketable equity securities.

Interest, amortization of premiums and accretion of discounts on securities are reported as interest income using the effective interest method. Gains (losses) realized on sales and calls of securities are determined on the specific identification method.

Accounting for Historic Rehabilitation and Low Income Housing Partnerships

The Company periodically invests in low income housing partnerships whose primary benefit is the distribution of federal tax credits to partners. The Company recognizes these benefits and the cost of the investments over the life of the partnership (usually 15 years). In addition, state and federal historic rehabilitation credits are generated from an investment in one of the partnerships. Amortization of this investment is prorated based on the amount of benefits received in each year to the total estimated benefits over the life of the project. All benefits have been shown as investment income since income tax benefits are the only anticipated benefits of ownership.

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

Loans

Loans are carried on the balance sheet net of any unearned interest and the allowance for loan losses. Interest income on loans is determined using the effective interest method on the daily amount of principal outstanding except where serious doubt exists as to collectibility of the loan, in which case the accrual of income is discontinued.

Allowance for Loan Losses

The provision for loan losses charged to operations is an amount sufficient to bring the allowance for loan losses to an estimated balance that management considers adequate to absorb potential losses in the portfolio. Loans are charged against the allowance when management believes the collectibility of the principal is unlikely. Recoveries of amounts previously charged-off are credited to the allowance. Management's determination of the adequacy of the allowance is based on an evaluation of the composition of the loan portfolio, the value and adequacy of collateral, current economic conditions, historical loan loss experience, and other risk factors. Management believes that the allowance for loan losses is adequate. While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions, particularly those affecting real estate values. In addition, regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for loan losses. Such agencies may require the Company to recognize additions to the allowance based on their judgments about information available to them at the time of their examination.

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

Nonaccrual Loans

Interest accruals are continued on past due, secured loans until the principal and accrued interest equal the value of the collateral and on unsecured loans until the financial condition of the borrower deteriorates to the point that any further accrued interest would be determined to be uncollectible.

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

Bank Premises and Equipment

Bank premises and equipment are stated at cost less accumulated depreciation. Depreciation is charged to income over the estimated useful lives of the assets on a combination of the straight-line and accelerated methods. The ranges of the useful lives of the premises and equipment are as follows:

Buildings and Improvements	10 - 40 years
Furniture and Fixtures	5 - 20 years

Maintenance, repairs, and minor improvements are charged to operations as incurred. Gains and losses on dispositions are reflected in other income or expense.

Intangible Assets

Core deposit intangibles are amortized on a straight-line basis over ten years. Core deposit intangibles, net of amortization amounted to $1,978,000 and $2,254,000 at December 31, 2003 and 2002, respectively. The Company adopted SFAS 147 on January 1, 2002 and determined that the core deposit intangible will continue to be amortized over the estimated useful life.

Goodwill

In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard (SFAS) No. 141, Business Combinations and SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Additionally, it further clarifies the criteria for the initial recognition and measurement of intangible assets separate from goodwill. SFAS No. 142 became effective for fiscal years beginning after December 15, 2001 and prescribes the accounting for goodwill and intangible assets subsequent to initial recognition. The provisions of SFAS No. 142 discontinue the amortization of goodwill and intangible assets with indefinite lives. Instead, these assets will be subject to at least an annual impairment review and more frequently if certain impairment indicators are in evidence. SFAS No. 142 also requires that reporting units be identified for the purpose of assessing potential future impairments of goodwill.

The Company adopted SFAS No. 142 on January 1, 2002. Goodwill totaled $2,639,000 at December 31, 2003 and 2002. The goodwill is no longer amortized, but instead tested for impairment at least annually. Based on the testing, there were no impairment charges for 2003 or 2002. Application of the nonamortization provisions of the Statement resulted in additional net income of $192,000 and $190,000 for the years ended December 31, 2003 and 2002, respectively.

Pension Plans

Substantially all employees are covered by a pension plan. The net periodic pension expense includes a service cost component, estimated normal return on plan assets, and the effect of deferring and amortizing certain actuarial gains and losses.

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

Advertising Costs

The Company follows the policy of charging the cost of advertising to expense as incurred. Total advertising costs included in other operating expenses for 2003, 2002 and 2001 were $139,749, $141,461 and $139,527 respectively.

Income Taxes

Amounts provided for income tax expense are based on income reported for financial statement purposes rather than amounts currently payable under income tax laws. Deferred taxes, which arise principally from temporary differences between the period in which certain income and expenses are recognized for financial accounting purposes and the period in which they affect taxable income, are included in the amounts provided for income taxes.

Comprehensive Income

Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities and gains or losses on certain derivative contracts, are reported as a separate component of the equity section of the balance sheet. Such items, along with operating net income, are components of comprehensive income.

The components of other comprehensive income and related tax effects are as follows:

	Years Ended December 31,		
Changes in:	2003	2002	2001
Unrealized holding gain (loss) on interest rate swap	$	$ 4,137	$ (30,106)
Unrealized holding gains (losses) on available-for-sale securities	880,766	(1,141,553)	698,279
Reclassification adjustment for (gains) losses realized in income	(178,618)	182,430	(1,252,500)
Net Unrealized (Gains) Losses	702,148	(954,986)	(584,327)
Tax effect	(210,780)	293,540	214,021
Net Change	$ 491,368	$ (661,446)	$ (370,306)

Earnings Per Share

Earnings per share are based on the weighted average number of shares outstanding.

NOTE 3 CASH AND DUE FROM BANKS:

The Bank is required to maintain average reserve balances based on a percentage of deposits. The average balance of cash, which the Federal Reserve Bank requires to be on reserve, was $ 1,962,000 and $1,475,000 for the years ended December 31, 2003 and 2002, respectively.

NOTE 4 INVESTMENT SECURITIES:

The amortized cost and fair value of securities held to maturity are as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2003				
U. S. Treasuries and Agencies	$ 110,035	$ 515	$	$ 110,550
Corporate bonds	$ 762,943	$ 24,372	$	$ 787,315
Total Securities Held to Maturity	$ 872,978	$ 24,887	$	$ 897,865
December 31, 2002				
U. S. Treasuries and Agencies	$ 110,000	$	$	$ 110,000
Corporate bonds	1,767,258	27,754		1,795,012
Total Securities Held to Maturity	$ 1,877,258	$ 27,754	$	$ 1,905,012

The amortized cost and fair value of securities available for sale are as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2003				
U.S. Agencies	$25,386,992	$ 65,617	$ 8,888	$25,443,721
Mortgage-backed obligations of federal agencies	9,004,266	7,010	21,901	8,989,375
Marketable equities	9,109,546	652,193	516,573	9,245,166
Municipals	375,000		2,427	372,573
Corporate bonds	10,660,326	207,447	23,088	10,844,685
Total Securities Available for Sale	$54,536,130	$ 932,267	$ 572,877	$54,895,520
December 31, 2002				
U.S. Treasuries and Agencies	$38,023,227	$ 453,565	$ 1,834	$38,474,958
Mortgage-backed obligations of federal agencies	5,033,202	36,371	708	5,068,865
Marketable equities	9,103,662	488,951	1,566,930	8,025,683
Corporate bonds	11,088,828	263,682	14,000	11,338,510
Total Securities Available for Sale	$63,248,919	$ 1,242,569	$ 1,583,472	$62,908,016

NOTE 4 INVESTMENT SECURITIES (CONTINUED):

The amortized cost and fair value of securities at December 31, 2003, by contractual maturity are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Securities Held to Maturity		Securities Available for Sale	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due in one year or less	$ 872,978	$ 897,865	$ 9,992,979	$ 10,093,471
Due after one year through five years			31,878,467	31,990,280
Due after five years			3,555,138	3,566,603
Total	872,978	897,865	45,426,584	45,650,354
Marketable equities			9,109,546	9,245,166
	$ 872,978	$ 897,865	$ 54,536,130	$ 54,895,520

Realized gains and losses and the gross proceeds from the sale of debt securities were not material in 2003, 2002 or 2001. Gains and losses on marketable equity transactions are summarized below:

	2003	2002	2001
Gains	440,340	$ 318,354	$1,283,189
Losses	261,722	500,784	30,689
Net Gains	$ 178,618	$ (182,430)	$1,252,500

Based on a review of its equities portfolio, the Company recognized an impairment of $503,000 in the carrying basis of five of its equity holdings as of December 31, 2002. This write down was a result of management's evaluation and determination that these assets met the definition for impairment under SFAS 115.

The carrying value (which approximates fair value) of securities pledged by the Bank to secure deposits and for other purposes amounted to $16,550,000 at December 31, 2003 and $23,487,000 at December 31, 2002. The Company has pledged $4,314,000 of equity securities to secure the $3,667,000 in loans it has outstanding with SunTrust Bank (see note 10).

Other investments consist of investments in nine low-income housing and historic equity partnerships (carrying basis of $3,532,487) and stock in the Federal Home Loan Bank, Community Bankers Bank, Federal Reserve Bank, Shenandoah Title, LLC, BI Investments, LLC and Virginia Bankers' Insurance Center, LLC (carrying basis of $1,928,829). The interests in the low-income housing and historic equity partnerships have limited transferability and the interests in the other stocks are restricted as to sales. The market values of these securities are estimated to approximate their carrying value as of December 31, 2003. During 2003, the Company recognized a loss in its investment in BI Investments of $100,000. This write down was the result of substantial losses incurred by BI Investments during its start up phase. At December 31, 2003, the Company was committed to invest an additional $2,555,974 in four low-income housing limited partnerships. These funds will be paid as requested by the general partner to complete the projects. This additional investment has been reflected in the above carrying basis and in accrued liabilities on the balance sheet.

NOTE 4 INVESTMENT SECURITIES (CONTINUED):

The primary purpose of the investment portfolio is to generate income and meet liquidity needs of the Company through readily saleable financial instruments. The portfolio includes fixed rate bonds, whose prices move inversely with rates, variable rate bonds and equity securities. At the end of any accounting period, the investment portfolio has unrealized gains and losses. The Company monitors the portfolio, which is subject to liquidity needs, market rate changes and credit risk changes, to see if adjustments are needed. The primary concern in a loss situation is the credit quality of the business behind the instrument. In 2002, the Company wrote down several equity investments because of price deterioration that was not expected to improve in the near term. Bonds deteriorate in value due to credit quality of the individual issuer and declines in the price of the bonds as market rates rise. There are approximately 28 holdings in the consolidated portfolio that have losses. These losses are relative to the market rates and the timing of purchases and are not a material concern since they have moved up and down with the market.

A summary of these losses is as follows:

	Less than 12 Months		More than 12 Months		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. Treasury & Agency	$ 9,257,000	$ (32,000)	$	$	$ 9,257,000	$ (32,000)
Municipals	373,000	(2,000)			373,000	(2,000)
Mortgage backed obligations	5,302,000	(22,000)			5,302,000	(22,000)
Marketable Equities	1,093,000	(21,000)	2,924,000	(414,000)	4,017,000	(435,000)
Total	$16,025,000	$ (77,000)	$ 2,924,000	$ (414,000)	$18,949,000	$ (491,000)

NOTE 5 LOANS:

Loans outstanding as of December 31 are summarized as follows:

	2003	2002
Real Estate		
Construction	$ 15,328,810	$ 12,059,185
Mortgage	118,677,266	118,453,009
Commercial and agricultural	55,999,652	47,218,287
Installment	19,630,461	22,703,677
Credit cards	1,463,329	1,477,436
Other	131,574	68,248
Total	$ 211,231,092	$ 201,979,842

NOTE 5 LOANS (CONTINUED):

At December 31, 2003 and 2002, the recorded investment in loans which have been identified as impaired loans, in accordance with Statement of Financial Accounting Standards No. 114, "Accounting by Creditors for Impairment of a Loan" (SFAS 114), totaled $3,407,000 and $2,719,000, respectively. The valuation allowance related to impaired loans on December 31, 2003 and 2002 is $395,000 and $387,000, respectively, At December 31, 2003, 2002 and 2001, the average investment in impaired loans was $3,075,000, $4,004,000 and $5,225,000, respectively. The amount of interest income recorded by the Company during 2003, 2002 and 2001 on impaired loans was approximately $215,000, $305,000 and $449,000, respectively. There were no nonaccrual loans excluded from impaired loan disclosure at December 31, 2003 or December 31, 2002

The Company has pledged mortgage loans as collateral for borrowings with the Federal Home Loan Bank of Atlanta totaling $25,004,804 and $32,914,047 as of December 31, 2003 and 2002, respectively.

NOTE 6 ALLOWANCE FOR LOAN LOSSES:

A summary of changes in the allowance for loan losses is shown in the following schedule:

	2003	2002	2001
Balance, beginning of year	$ 1,477,007	$ 1,288,506	$ 1,107,917
Other adjustments			84,000
Provision charged to operating expenses	226,000	387,000	204,000
Loan recoveries	75,955	100,985	52,848
Loans charged off	(295,295)	(299,484)	(160,259)
Balance, end of year	$ 1,483,667	$ 1,477,007	$ 1,288,506
Percentage of gross loans	.70%	.73%	.73%

NOTE 7 BANK PREMISES AND EQUIPMENT:

Bank premises and equipment as of December 31 are summarized as follows:

	2003	2002
Land	$ 644,440	$ 549,723
Buildings and improvements	4,569,581	4,090,723
Furniture and equipment	3,259,321	2,973,131
	8,473,342	7,613,577
Less - accumulated depreciation	(3,472,049)	(3,127,764)
Net	$ 5,001,293	$ 4,485,813

Provisions for depreciation of $429,717 in 2003, $347,687 in 2002, and $ 308,152 in 2001 were charged to operations.

NOTE 8 TIME DEPOSITS:

At December 31, 2003, the scheduled maturities of time deposits are as follows:

2004	$ 67,913,958
2005	19,141,511
2006	12,195,917
2007	11,948,702
Thereafter	10,971,117
Total	$ 122,171,205

NOTE 9 SHORT-TERM DEBT:

Short-term borrowings consist of the following at December 31, 2003 and 2002 (dollars in thousands):

	2003	2002
Securities sold under agreements to repurchase	$ 6,037,124	$ 8,286,715
Other short-term borrowings	351,834	21,667
Total	$ 6,388,958	$ 8,308,382
Weighted interest rate	.64%	.72%
Average for the year ended December 31:		
Outstanding	$ 7,236,999	$ 8,496,601
Interest rate	.64%	1.23%
Maximum month-end outstanding	$ 9,039,633	$ 1,375,268

Short-term borrowings consist of securities sold under agreements to repurchase, which are secured transactions with customers and generally mature the day following the date sold. Short-term borrowings may also include Federal funds purchased, which are unsecured overnight borrowings from other financial institutions and margin borrowings secured by investment securities.

As of December 31, 2003, the Company had lines of credit with correspondent banks totaling $18,864,000, which are used in the management of short-term liquidity.

NOTE 10 LONG-TERM DEBT:

New borrowings from the Federal Home Loan Bank of Atlanta (FHLB) were zero in 2003 and $15,000,000 in 2002 and $13,000,000 in 2001. The interest rates on the notes payable are fixed at the time of the advance and range from 4.02% to 5.33%; the weighted average interest rate is 4.61% at December 31, 2003. The balance of this obligation at December 31, 2003 was $21,117,540. During 2001, the Company paid $358,955 in prepayment penalties to refinance portions of this debt. These penalties were expensed in 2001 when paid. The long-term debt is secured by qualifying mortgage loans owned by the Company.

The Company borrowed $4,000,000 of long-term debt in March 2001 and an additional $3,000,000 of long-term debt in September 2002. Both loans were made by SunTrust Bank. Of these borrowings, $6,000,000 was used as contributed capital to the Bank, $900,000 was used to payoff a loan from the Bank for securities purchases and the balance was used for working capital needs. The combined outstanding balance at December 31, 2003 was $3,666,667 with quarterly principal payments of $333,333 for two quarters, followed by principal payments of $230,769 over the next thirteen quarters. The interest rate is a floating rate of LIBOR plus 1.10%, adjustable monthly.

NOTE 10 LONG-TERM DEBT (CONTINUED):

Repayments of long-term debt are due either quarterly or semi-annually and interest is due monthly. Interest expense of $1,245,531, $1,371,774, and $1,488,569, was incurred on these debts in 2003, 2002, and 2001, respectively. The maturities of long-term debt as of December 31, 2003 are as follows:

2004	$ 8,553,462
2005	7,117,560
2006	5,615,933
2007	2,104,395
2008	1,035,714
Thereafter	357,143
Total	$ 24,784,207

NOTE 11 INCOME TAX EXPENSE:

The components of the income tax expense are as follows:

	2003	2002	2001
Current expense			
Federal	$ 1,456,019	$ 1,554,685	$ 1,448,500
State			30,280
Deferred benefit			
Federal	210,305	(240,106)	(43,982)
Total Income Tax Expense	$ 1,666,324	$ 1,314,579	$ 1,434,798
Amounts in above arising from gains (losses) on security transactions	$ 60,730	$ (96,711)	$ 455,188

The deferred tax effects of temporary differences are as follows:

	2003	2002	2001
Tax Effects of Temporary Differences:			
LIH Partnership Losses	$ 15,223	$ 7,944	$ 19,107
Securities impairment	55,334	(171,032)	
Provision for loan losses	(225)	$ (62,050)	(30,800)
Split dollar life insurance	60,576	30,780	(10,629)
Non-qualified deferred compensation	(43,810)	(41,612)	(52,147)
Depreciation	43,405	44,271	39,177
Core deposit amortization	(33,113)	(33,113)	
Pension expense	117,133	(13,611)	(1,736)
Other	(4,218)	(1,683)	(6,954)
Deferred Income Tax Expense (Benefit)	$ 210,305	$ (240,106)	$ (43,982)

NOTE 11 INCOME TAX EXPENSE (CONTINUED):

The components of the deferred taxes as of December 31 are as follows:

	2003	2002
Deferred Tax Assets:		
Allowance for loan losses	$ 350,133	$ 349,908
Split dollar life insurance	13,647	74,224
Nonqualified deferred compensation	271,632	226,261
Securities impairment	115,696	171,032
Core deposit amortization	66,227	33,113
State historic tax credits	66,766	99,591
Securities available for sale		90,372
Other	8,844	21,917
Total Assets	$ 892,945	$ 1,066,418
Deferred Tax Liabilities:		
Securities available for sale	$ 137,550	$
Unearned low income housing credits	553,478	450,157
Depreciation	238,029	185,856
Pension	227,385	110,252
Other	27,971	21,210
Total Liabilities	1,184,413	767,475
Deferred Tax Asset (Liability)	$ (291,468)	$ 298,943

The following table summarizes the differences between the actual income tax expense and the amounts computed using the federal statutory tax rates:

	2003	2002	2001
Tax expense at federal statutory rates	$ 1,930,732	$ 1,638,281	$ 1,586,212
Increases (decreases) in taxes resulting from:			
State income taxes, net	9,042	(16,421)	31,613
Partially exempt income	(155,416)	(141,923)	(134,909)
Tax-exempt income	(116,043)	(68,507)	(79,739)
Other	(1,991)	(96,851)	31,621
Total Income Tax Expense	$ 1,666,324	$ 1,314,579	$ 1,434,798

NOTE 12 EMPLOYEE BENEFITS:

The Bank participates in the Virginia Bankers' Association Master Defined Benefit Pension Plan and Trust. Substantially all bank employees are covered by the plan. Benefits are based upon the participant's length of service and annual earnings with vesting of benefits after five years of service. Plan assets consist primarily of investments in stocks and bonds. Pension expense totaled $290,970, $189,215, and $140,622 for 2003, 2002, and 2001, respectively and reflects the lower returns on investments in the last three years.

The Company sponsors an employee stock ownership plan which provides stock ownership to substantially all employees of the Bank. The Plan provides total vesting upon the attainment of five years of service. Contributions to the plan are made at the discretion of the Board of Directors and are allocated based on the compensation of each employee relative to total compensation paid by the Bank. All shares issued and held by the Plan are considered outstanding in the computation of earnings per share. Dividends on Company stock are allocated and paid to participants at least annually. Shares of Company stock, when distributed, have restrictions on transferability. The Company contributed $208,000 in 2003, $190,000 in 2002, and $155,250 in 2001 to the Plan and charged this expense to operations.

NOTE 13 CONCENTRATIONS OF CREDIT:

The Company had cash deposits in other commercial banks totaling $11,758,833 and $10,165,063 at December 31, 2003 and 2002, respectively.

The Company grants commercial, residential real estate and consumer loans to customers located primarily in the northwestern portion of the State of Virginia. Although the Company has a diversified loan portfolio, a substantial portion of its debtors' ability to honor their contracts is dependent upon the agribusiness economic sector, specifically the poultry industry for which loans outstanding total $8,737,000. Collateral required by the Company is determined on an individual basis depending on the purpose of the loan and the financial condition of the borrower. Approximately 70% of the loan portfolio is secured by real estate.

NOTE 14 COMMITMENTS:

The Company makes commitments to extend credit in the normal course of business and issues standby letters of credit to meet the financing needs of its customers. The amount of the commitments represents the Company's exposure to credit loss that is not included in the balance sheet. As of the balance sheet dates, the Company had the following commitments outstanding:

	2003	2002
Commitments to loan money	$ 41,616,194	$ 51,315,690
Standby letters of credit	1,901,520	594,840

The Company uses the same credit policies in making commitments to lend money and issue standby letters of credit as it does for the loans reflected in the balance sheet.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's creditworthiness on a case by case basis. Collateral required, if any, upon extension of credit is based on management's credit evaluation of the borrower's ability to pay. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment.

NOTE 15 TRANSACTIONS WITH RELATED PARTIES:

During the year, officers and directors (and companies controlled by them) were customers of and had transactions with the Company in the normal course of business. These transactions were made on substantially the same terms as those prevailing for other customers and did not involve any abnormal risk.

Loan transactions with related parties are shown in the following schedule:

	2003	2002
Total loans, beginning of year	$ 2,882,127	$ 1,783,345
Designation of new executive officers		216,384
New loans	2,423,879	2,226,099
Repayments	(1,362,566)	(1,343,701)
Total loans, end of year	$ 3,943,440	$ 2,882,127

NOTE 16 DIVIDEND LIMITATIONS ON SUBSIDIARY BANK:

The principal source of funds of F & M Bank Corp. is dividends paid by the Farmers and Merchants Bank. The Federal Reserve Act restricts the amount of dividends the Bank may pay. Approval by the Board of Governors of the Federal Reserve System is required if the dividends declared by a state member bank, in any year, exceed the sum of (1) net income of the current year and (2) income net of dividends for the preceding two years. As of January 1, 2004, approximately $1,965,000 was available for dividend distribution without permission of the Board of Governors. Dividends paid by the Bank to the Company totaled $2,930,000 in 2003, $1,760,000 in 2002 and $954,000 in 2001.

NOTE 17 LITIGATION

In the normal course of business, the Company may become involved in litigation arising from banking, financial, or other activities of the Company. Management after consultation with legal counsel, does not anticipate that the ultimate liability, if any, arising out of these matters will have a material effect on the Company's financial condition, operating results or liquidity.

NOTE 18 DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS:

Statement of Financial Accounting Standards No. 107 (SFAS 107) "Disclosures about the Fair Value of Financial Statements" defines the fair value of a financial instrument as the amount at which a financial instrument could be exchanged in a current transaction between willing parties, other than in a forced liquidation or sale. As the majority of the Bank's financial instruments lack an available trading market, significant estimates, assumptions and present value calculations are required to determine estimated fair value.

NOTE 18 DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED:

Estimated fair value and the carrying value of financial instruments at December 31, 2003 and 2002 are as follows (in thousands):

	2003		2002	
	Estimated Fair Value	Carrying Value	Estimated Fair Value	Carrying Value
Financial Assets				
Cash	$ 5,665	$ 5,665	$ 6,017	$ 6,017
Interest bearing deposits	9,019	9,003	5,873	5,886
Federal funds sold	5,035	5,035	4,476	4,476
Securities available for sale	54,896	54,896	62,908	62,908
Securities held to maturity	898	873	1,905	1,877
Other investments	5,461	5,461	4,816	4,816
Loans	217,842	211,231	208,022	201,980
Bank owned life insurance	4,832	4,832	2,303	2,303
Accrued interest receivable	1,496	1,496	1,655	1,655
Financial Liabilities				
Demand Deposits:				
Non-interest bearing	33,124	33,124	29,446	29,446
Interest bearing	37,875	37,875	34,134	34,134
Savings deposits	47,545	47,545	41,661	41,661
Time deposits	124,750	122,171	125,186	123,042
Accrued liabilities	4,919	4,919	4,703	4,703
Short-term debt	6,389	6,389	8,308	8,308
Long-term debt	25,427	24,784	33,181	32,312

The carrying value of cash and cash equivalents, other investments, deposits with no stated maturities, short-term borrowings, and accrued interest approximate fair value. The fair value of securities was calculated using the most recent transaction price or a pricing model, which takes into consideration maturity, yields and quality. The remaining financial instruments were valued based on the present value of estimated future cash flows, discounted at various rates in effect for similar instruments during the month of December 2003.

NOTE 19 REGULATORY MATTERS:

The Company and its subsidiary bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company must meet specific capital guidelines that involve quantitative measures of the Company's assets, liabilities, and certain off balance-sheet items as calculated under regulatory accounting practices. The Company's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

NOTE 19 REGULATORY MATTERS (CONTINUED):

Quantitative measures established by regulation, to ensure capital adequacy, require the Company to maintain minimum amounts and ratios. These ratios are defined in the regulations and the amounts are set forth in the table below. Management believes, as of December 31, 2003, that the Company and its subsidiary bank meet all capital adequacy requirements to which they are subject.

As of the most recent notification from the Bureau of Financial Institutions (which was April 3, 2003), the subsidiary bank was categorized as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Company must maintain minimum total risk based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institution's category.

The Company's actual capital ratios are presented in the following table:

	Actual		Regulatory Requirements	
	December 31,		Adequately	Well
	2003	2002	Capitalized	Capitalized
Total risk-based ratio	14.72%	14.48%	8.00%	10.00%
Tier 1 risk-based ratio	13.97%	13.67%	4.00%	6.00%
Total assets leverage ratio	9.00%	8.76%	3.00%	5.00%

NOTE 20 BRANCH ACQUISITIONS:

On February 23, 2001, the Company closed on its purchase of the Edinburg and Woodstock branches from First Union. The acquisition included deposits totaling $37,244,000, and loans totaling $9,800,000. The Woodstock facility was also purchased at a cost of $625,000, while the Edinburg facility is leased. Equipment and fixtures acquired as part of the transaction totaled $54,893. The core deposit intangibles and goodwill totaled $5,472,153. These core deposit intangible costs are being amortized using the straight-line method over a ten-year period.

NOTE 21 INVESTMENT IN LIFE INSURANCE CONTRACTS

The Bank currently offers a variety of benefit plans to all full time employees. While the costs of these plans are generally tax deductible to the Bank, the cost has been escalating greatly in recent years. In order to attract and retain good employees, the Bank has determined that additional benefits are necessary. To help offset the growth in these costs, the Bank decided to enter into the BOLI contracts. Dividends received on these policies are tax-deferred and the death benefits under the policies are tax exempt. Rates of return on a tax-equivalent basis are very favorable when compared to other long-term investments which the Bank might make.

NOTE 22 PARENT CORPORATION ONLY FINANCIAL STATEMENTS:

Balance Sheets

	December 31, 2003	December 31, 2002
ASSETS		
Cash and cash equivalents	$ 617,457	$ 292,501
Investment in subsidiaries	26,859,841	26,476,470
Securities available for sale	8,877,366	7,470,322
Limited partnership investments	3,532,487	2,794,715
Due from subsidiaries		190,354
Income tax receivable		215,109
Other real estate		307,891
Interest receivable	3,073	
Deferred income taxes		139,306
Total Assets	$39,890,224	$37,886,668
LIABILITIES		
Notes payable	$ 3,666,667	$ 5,000,000
Margin payable	317,511	
Accrued interest payable	25,086	46,091
Due to subsidiaries	83,455	
Other liabilities	10,449	33,450
Dividends payable	436,046	412,025
Demand obligations for low income housing investment	2,555,974	2,853,922
Deferred income taxes	475,869	
Total Liabilities	7,571,057	8,345,488
STOCKHOLDERS' EQUITY		
Common stock par value $5 per share, 3,000,000 shares authorized, 2,420,478 and 2,423,678 shares issued and outstanding for 2003 and 2002, respectively	12,102,390	12,118,390
Capital surplus	286,330	302,795
Retained earnings	19,709,562	17,390,478
Accumulated other comprehensive income (loss)	220,885	(270,483)
Total Stockholders' Equity	32,319,167	29,541,180
Total Liabilities and Stockholders' Equity	$39,890,224	$37,886,668

Statements of Net Income and Retained Earnings

	Years Ended December 31, 2003	2002	2001
INCOME			
Dividends from affiliate	$ 2,930,000	$ 1,760,000	$ 954,000
Interest on loans			8,489
Investment income	180	100	11,621
Dividend income	366,892	408,817	382,108
Security gains (losses)	275,943	(307,480)	1,160,235
Net limited partnership income	62,351	20,915	81,361
Other	78,326	2,960	20,537
Total Income	3,713,692	1,885,312	2,618,351
EXPENSES			
Interest expense	127,087	189,915	194,488
Administrative expenses	137,081	132,787	119,167
Total Expenses	264,168	322,702	313,655
Net income before income tax expense (benefit) and undistributed subsidiary net income	3,449,524	1,562,610	2,304,696
INCOME TAX EXPENSE (BENEFIT)	120,229	(208,706)	384,990
Income before undistributed subsidiary net income	3,329,295	1,771,316	1,919,706
Undistributed subsidiary net income	683,004	1,732,579	1,310,824
NET INCOME	4,012,299	3,503,895	3,230,530
Retained earnings, beginning of year	17,390,478	15,488,406	13,790,628
Dividends on common stock	(1,693,215)	(1,601,823)	(1,532,752)
Retained Earnings, End of Year	$ 19,709,562	$ 17,390,478	$ 15,488,406

Statements of Cash Flows

	Years Ended December 31, 2003	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 4,012,299	$ 3,503,895	$ 3,230,530
Adjustments to reconcile net income to net cash provided by operating activities:			
Undistributed subsidiary income	(683,004)	(1,732,579)	(1,310,824)
Gain (Loss) on sale of securities	(275,943)	307,480	(1,160,235)
Deferred tax (benefit) expense	71,515	(148,606)	49,387
Decrease (increase) in interest receivable	(3,073)		736
Decrease (increase) in due from subsidiary	190,353	(174,356)	52,764
Decrease in other receivables	215,109	3,182	29,795
Increase in due to subsidiary	116,280		
Increase (decrease) in other liabilities	(18,089)	14,039	39,530
Increase in deferred tax credits	103,321	96,179	65,537
Amortization of limited partnership investments	262,227	255,850	218,804
Securities amortization	17,109		
Gain on sale of land	(95,434)		(20,537)
Net Cash Provided by Operating Activities	3,912,670	2,125,084	1,195,487
CASH FLOWS FROM INVESTING ACTIVITIES:			
Capital contributed to subsidiary		(2,000,000)	(6,000,000)
Proceeds from sales of securities available for sale	1,849,509	4,377,753	2,695,063
Proceeds from maturity of securities available for sale			298
Purchase of securities available for sale	(1,825,119)	(2,977,153)	(1,273,759)
Investments in low income housing partnerships	(1,297,948)	(14,152)	(33,692)
Proceeds from sale of real estate	403,325		138,775
Decrease in loans receivable			194,902
Net Cash Used in Investing Activities	(870,233)	(613,552)	(4,278,413)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds of long-term debt		3,000,000	5,000,000
Payments on long-term debt	(1,333,333)	(2,333,333)	(666,667)
Increase (decrease) in short-term debt	317,511	(198,260)	198,260
Payments to repurchase common stock	(264,434)	(296,645)	(83,753)
Proceeds from issuance of common stock	208,000		155,250
Dividends paid in cash	(1,645,225)	(1,580,138)	(1,507,418)
Net Cash Provided by (Used in) Financing Activities	(2,717,481)	(1,408,376)	3,095,672
Net Increase in Cash and Cash Equivalents	324,956	103,156	12,746
Cash and Cash Equivalents, Beginning of Year	292,501	189,345	176,599
Cash and Cash Equivalents, End of Year	$ 617,457	$ 292,501	$ 189,345

SBH &Co

S.B. HOOVER & COMPANY, L.L.P.
Certified Public Accountants

124 Newman Avenue•Harrisonburg, VA 22801•(540)434-6736•FAX (540)434-3097

INDEPENDENT AUDITORS' REPORT

The Stockholders and Board of Directors
F & M Bank Corp.
Timberville, Virginia

We have audited the accompanying consolidated balance sheets of F & M Bank Corp. and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of income, changes in stockholders' equity and cash flows for the three years ended December 31, 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of F & M Bank Corp. and subsidiaries as of December 31, 2003 and 2002, and the results of their operations and their cash flows for the three years ended December 31, 2003, in conformity with accounting principles generally accepted in the United States.

S. B. Hoover & Company, L.L.P.

February 24, 2004
Harrisonburg, Virginia

Item 1

Other Material Required by Form 10-K

BUSINESS

General

F & M Bank Corp., incorporated in Virginia in 1983, is a one-bank holding company pursuant to section 3(a)(1) of the Bank Holding Company Act of 1956, and owns 100% of the outstanding stock of its two affiliates, Farmers & Merchants Bank (Bank) and TEB Life Insurance Company (TEB). Farmers & Merchants Financial Services, Inc. (FMFS) is a wholly owned subsidiary of Farmers & Merchants Bank.

Farmers & Merchants Bank was chartered on April 15, 1908, as a state chartered bank under the laws of the Commonwealth of Virginia. TEB was incorporated on January 27, 1988, as a captive life insurance company under the laws of the State of Arizona. FMFS is a Virginia chartered corporation and was incorporated on February 25, 1993.

The Bank offers all services normally offered by a full-service commercial bank, including commercial and individual demand and time deposit accounts, repurchase agreements for commercial customers, commercial and individual loans, and drive-in banking services. TEB was organized to re-insure credit life and accident and health insurance currently being sold by the Bank in connection with its lending activities. FMFS was organized to write title insurance but now provides other financial services to customers of Farmers & Merchants Bank.

The Bank makes various types of commercial and consumer loans and has a heavy concentration of residential and agricultural real estate loans. The Bank experienced moderate loan demand in 2003 but at a lesser pace than in prior years. The local economy is relatively diverse with strong employment in the agricultural, manufacturing, service and governmental sectors.

On December 31, 2003, F & M Bank Corp., the Bank, TEB and FMFS had 97 full-time and part-time employees. No one employee devotes full-time services to F&M Bank Corp.

The Company's and the Bank's principal executive office is at 205 South Main Street, Timberville, VA 22853, and its phone number is (540) 896-8941.

Competition

The Bank's offices compete with approximately sixteen financial institutions. These other institutions include state and nationally chartered banks, nationally chartered savings banks and several credit unions. The main office and the Broadway branch serve the northern portion of Rockingham County, Virginia and the southwestern portion of Shenandoah County. The Elkton branches serve the town of Elkton, the eastern portion of Rockingham County, and the southern portion of Page County. The Bridgewater office serves the town of Bridgewater, the southern portion of Rockingham County and the northwestern portion of Augusta County. The offices in Shenandoah County serve the towns of Edinburg and Woodstock and the surrounding areas. Bank competition in the area of all offices is very strong.

Regulation and Supervision

The operations of F & M Bank Corp. and the Bank are subject to federal and state statutes, which apply to state member banks of the Federal Reserve System.

The stock of F & M Bank Corp. is subject to the registration requirements of the Securities Act of 1934. F & M Bank Corp. is subject to the periodic reporting requirements of the Securities Exchange Act of 1934. These include, but are not limited to, the filing of annual, quarterly and other current reports with the Securities and Exchange Commission. As an Exchange Act reporting company, the Corporation is directly affected by the Sarbanes-Oxley Act of 2002, which is aimed at improving corporate governance and reporting procedures. The Corporation is complying with new SEC and other rules and regulations implemented pursuant to Sarbanes-Oxley and intends to comply with any applicable rules and regulations implemented in the future.

F & M Bank Corp., as a bank holding company, is subject to the provisions of the Bank Holding Company Act of 1956, as amended (the "Act"). It is registered as such and is supervised by the Federal Reserve Board. The Act requires F & M Bank Corp. to secure the prior approval of the Federal Reserve Board before F & M Bank Corp. acquires ownership or control of more than 5% of the voting shares or substantially all of the assets of any institution, including another bank.

As a bank holding company, F & M Bank Corp. is required to file with the Federal Reserve Board an annual report and such additional information as it may require pursuant to the Act. The Federal Reserve Board may also conduct examinations of F & M Bank Corp. and any or all of its subsidiaries. Under Section 106 of the 1970 Amendments to the Act and the regulations of the Federal Reserve Board, a bank holding company and its subsidiaries are prohibited from engaging in certain tie-in arrangements in connection with an extension of credit, provision of credit, sale, or lease of property or furnishing of services.

Federal Reserve Board regulations permit bank holding companies to engage in non-banking activities closely related to banking or to managing or controlling banks. These activities include the making or servicing of loans, performing certain data processing services, and certain leasing and insurance agency activities. TEB Life acts as the primary re-insurer for credit life insurance sold through the Bank. F & M Bank Corp. owns an interest in the Johnson Williams Project in Berryville, Virginia which provides housing for the elderly and lower income tenants. Since 1994, the Company has entered into agreements with the Virginia Community Development Corporation to purchase equity positions in the Housing Equity Fund of Virginia II, III, IV, V, VII, VIII, IX and Historic Equity Fund I. These funds provide housing for low-income individuals throughout Virginia. Approval of the Federal Reserve Board is necessary to engage in any of the activities described above or to acquire interests engaging in these activities.

The Bank as a state member bank is supervised and regularly examined by the Virginia Bureau of Financial Institutions and the Federal Reserve Board. Such supervision and examination by the Virginia Bureau of Financial Institutions and the Federal Reserve Board is intended primarily for the protection of depositors and not for the stockholders of F & M Bank Corp.

The information required by Guide 3 has been included under Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations.

Item 2

Description of Properties

The locations of F & M Bank Corp., Inc. and its subsidiaries are shown below.

Timberville Main Office
205 South Main Street
Timberville, VA 22853

Broadway Branch
126 Timberway
Broadway, VA 22815

Bridgewater Branch
100 Plaza Drive
Bridgewater, VA 22812

Woodstock Branch
161 South Main Street
Woodstock, VA 22664

Elkton Branch
127 West Rockingham Street
Elkton, VA 22827

Elkton Plaza Branch
Rt. 33 West
Elkton, VA 22827

Edinburg Branch
120 South Main Street
Edinburg, VA 22824

Harrisonburg Office
(Mortgage Origination & Investment Sales)
207 University Blvd, Suite 100
Harrisonburg, VA 22801

With the exception of the Edinburg Branch and the Harrisonburg Office, all facilities are owned by Farmers & Merchants Bank. ATMs are available at all branch locations, with the exception of the Edinburg Branch.

Through an agreement with Nationwide Money ATM Services, the Bank also operates cash only ATMs at eight Food Lion grocery stores, one in Mt. Jackson, VA, four in Harrisonburg, VA, three in Charlottesville, VA and one ATM at a convenience store in Edinburg, VA.

Item 9A

Controls and Procedures

Under the supervision and with the participation of the Company's management, including the chief executive officer and chief financial officer, the Company has evaluated the effectiveness of the design and operation of its disclosure controls and procedures as of the end of the period covered by this Annual Report on Form 10-K. Based on that evaluation, the chief executive officer and chief financial officer have concluded that these controls and procedures are effective. There were no significant changes in the internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation.

Disclosure controls and procedures are the controls and other procedures that are designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Securities Exchange Act of 1934 is accumulated and communicated to management of the Company, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Item 15 - Exhibits, Financial Statements, and Reports on Form 8-K

The following financial statements are filed as a part of this report:

(a)(1) Financial Statements

The following consolidated financial statements and reports of independent auditors of the Company are in Part II, Item 8 on pages 24 thru 45:

(a)(2) Financial Statement Schedules

All schedules are omitted since they are not required, are not applicable, or the required information is shown in the consolidated financial statements or notes thereto.

(a)(3) Exhibits

The following exhibits are filed as a part of this form 10-K and this list includes the Exhibit index:

Exhibit No.	
3.1	Restated Articles of Incorporation of F & M Bank Corp. as incorporated by reference to F & M Bank Corp.'s 10-K filed March 8, 2002.
3.2	Amended and Restated Bylaws of F & M Bank Corp. as incorporated by reference to F & M Bank Corp.'s 10-K filed March 8, 2002.
21.0	Subsidiaries of the Registrant
31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

(b) Reports on Form 8K

The Corporation did not file any reports on Form 8-K for the quarter ending December 31, 2003.

Shareholders may obtain, free of charge, a copy of the exhibits to this Report on Form 10-K by writing Larry A. Caplinger, Corporate Secretary, at F & M Bank Corp., P.O. Box 1111, Timberville, VA 22853 or our website at www.farmersandmerchants.biz.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

F & M Bank Corp.
(Registrant)

By: /s/ Julian D. Fisher
Julian D. Fisher
Director, President and Chief Executive Officer

March 25, 2004
Date

By: /s/ Neil W. Hayslett
Neil W. Hayslett
Senior Vice President and Chief Financial Officer

March 25, 2004
Date

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and as of the date indicated.

Signature	Title	Date
/s/ Thomas L. Cline Thomas L. Cline	Director	March 25, 2004
John N. Crist	Director	
/s/ Ellen R. Fitzwater Ellen R. Fitzwater	Director	March 25, 2004
/s/ Robert L. Halterman Robert L. Halterman	Director	March 25, 2004
/s/ Daniel J. Harshman Daniel J. Harshman	Director	March 25, 2004
Lawrence H. Hoover, Jr	Director, Chairman	
Richard S. Myers	Director	
Michael W. Pugh	Director	
/s/ Ronald E. Wampler Ronald E. Wampler	Director	March 25, 2004

Exhibit 21 - List of Subsidiaries of the Registrant

Farmers & Merchants Bank (incorporated in Virginia)
TEB Life Insurance Company (incorporated in Arizona)
Farmers & Merchants Financial Services (incorporated in Virginia), a subsidiary of Farmers & Merchants Bank

Exhibit 31.1

CERTIFICATION
OF CHIEF EXECUTIVE OFFICER
Pursuant to section 302 of the Sarbanes-Oxley Act of 2002
(Chapter 63, Title 18 USC Section 1350 (A) and (B)

I, Julian D. Fisher, certify that:

1. I have reviewed this annual report on Form 10-K of F & M Bank Corp.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

(a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and as of a date within 90 days prior to the filing date of this quarterly report (the "Evaluation Date"); and

(c) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent function):

(a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls over financial reporting.

Date: March 25, 2004

/s/ Julian D. Fisher

Julian D. Fisher
President and Chief Executive Officer

A signed original of this written statement required by Section 302 of the Sarbanes-Oxley Act of 2002 has been provided to F & M Bank Corp. and will be retained by F & M Bank Corp. and furnished to the Securities and Exchange Commission or its staff upon request.

Exhibit 31.2

CERTIFICATION
CHIEF FINANCIAL OFFICER
Pursuant to section 302 of the Sarbanes-Oxley Act of 2002
(Chapter 63, Title 18 USC Section 1350 (A) and (B)

I, Neil W. Hayslett, certify that:

1. I have reviewed this annual report on Form 10-K of F & M Bank Corp.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

(a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and as of a date within 90 days prior to the filing date of this quarterly report (the "Evaluation Date"); and

(c) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent function):

(a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls over financial reporting.

Date: March 25, 2004

/s/ Neil W. Hayslett

Neil W. Hayslett
Senior Vice President and Chief Financial Officer

A signed original of this written statement required by Section 302 of the Sarbanes-Oxley Act of 2002 has been provided to F & M Bank Corp. and will be retained by F & M Bank Corp. and furnished to the Securities and Exchange Commission or its staff upon request.

Exhibit 32.1

Certification Pursuant to 18 U.S.C. Section 1350 as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the Annual Report of F & M Bank Corp. (the "Company") on Form 10-K for the period ending December 31, 2003 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned Chief Executive Officer and Chief Financial Officer of the Company hereby certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002 that based on their knowledge and belief: 1) the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, and 2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company as of and for the periods covered in the Report.

/s/ Julian D. Fisher

Julian D. Fisher
President & Chief Executive Officer

/s/ Neil W. Hayslett

Neil W. Hayslett
Senior Vice President & Chief Financial Officer

March 25, 2004

Investments Banking Insurance

We've stood the test of time.

Farmers & Merchants Bank

Timberville
205 S. Main St.
896-8941

Elkton
27 Rockingham St.
298-1251

Broadway
26 N. Timber Way
896-7071

Elkton Plaza
4807 Spotswood Trail
298-1222

Bridgewater
100 Plaza Drive
828-6300

Edinburg
20 S. Main St.
984-4128

Woodstock
61 S. Main St.
459-3707

Harrisonburg
Mortgage & Investment Service
207 University Boulevard
433-7575